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08002637

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yalama Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 34717 FISCAL YEAR 3-31-08

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 5/19/08

082-34717

Exhibit 2

YAMAHA CORPORATION

RECEIVED

2008 MAY 19 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Flash Report

Consolidated Basis

Results for the fiscal year ended March 31, 2008

April 30, 2008

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Mitsuru Umemura, President and Representative Director
For further information, please contact:	Fumio Umeda, General Manager, Accounting and Finance Division
Telephone:	+81-53-460-2141
Scheduled date of Ordinary General Shareholders' Meeting:	June 25, 2008
Scheduled date to submit Securities Report:	June 26, 2008
Scheduled date to begin dividend payments:	June 26, 2008
Stock listing:	Tokyo Stock Exchange (First Section)

ARLS 3-31-08

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. Results for FY2008.3 (April 1, 2007–March 31, 2008)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
FY2008.3 (Ended March 31, 2008)	¥548,754	(0.3)%	¥32,845	18.6%	¥32,584	(23.6)%	¥39,558	42.0%
FY2007.3 (Ended March 31, 2007)	¥550,361	3.0%	¥27,685	14.7%	¥42,626	20.9%	¥27,866	(0.9)%

	Net income per share	Net income per share after full dilution	Return on equity	Ratio of recurring profit to total assets	Ratio of operating income to net sales
	Yen	Yen	%	%	%
FY2008.3 (Ended March 31, 2008)	¥191.76	¥ —	11.5%	5.9%	6.0%
FY2007.3 (Ended March 31, 2007)	¥135.19	¥135.11	8.4%	7.9%	5.0%

(For reference) Equity in earnings of non-consolidated subsidiaries and affiliates:
FY2008.3 ¥ 145 million
FY2007.3 ¥17,764 million

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2008.3 (As of March 31, 2008)	¥540,347	¥343,028	62.9%	¥1,646.44
FY2007.3 (As of March 31, 2007)	¥559,031	¥351,398	62.0%	¥1,680.91

Note: Shareholders' equity ratio = (Net assets-Minority interests)/Total assets
(For reference) Shareholders' equity:
FY2008.3 ¥339,644 million
FY2007.3 ¥346,467 million

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2008.3 (Ended March 31, 2008)	¥37,225	¥ 41,999	¥(19,314)	¥103,371
FY2007.3 (Ended March 31, 2007)	¥39,732	¥(22,427)	¥ (8,246)	¥ 45,926

2. Dividends

Base date	Dividends per share			Total dividends (annual)	Dividend propensity (consolidated)	Ratio of dividends to net assets (consolidated)
	Interim period-end	Second half	Full fiscal year			
	Yen	Yen	Yen	Millions of yen	%	%
FY2007.3	¥10.00	¥12.50	¥22.50	¥ 4,641	16.6%	1.4%
FY2008.3	¥25.00	¥25.00	¥50.00	¥10,314	26.1%	3.0%
FY2009.3 (Forecast)	¥27.50	¥27.50	¥55.00	—	55.3%	—

Note: Breakdown of dividends for FY2008.3 and forecast for FY2009.3:

FY2008.3 interim period: Regular dividend of ¥15.00, special dividend of ¥10.00

FY2008.3 second half: Regular dividend of ¥15.00, special dividend of ¥10.00

Forecast for FY2009.3 interim period: Regular dividend of ¥17.50 special dividend of ¥10.00

Forecast for FY2009.3 second half: Regular dividend of ¥17.50, special dividend of ¥10.00

3. Consolidated Financial Forecasts for FY2009.3 (April 1, 2008–March 31, 2009)

(Percentage figures for full fiscal years are changes from the previous fiscal year, and those for the first half are changes from the previous same period.)

	Net sales		Operating income		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2009.3 First Half	¥260,300	(7.3)%	¥19,400	(8.9)%	¥18,300	(15.3)%	¥12,000	(61.0)%	¥58.17
FY2009.3	¥540,000	(1.6)%	¥35,000	6.6 %	¥32,000	(1.8)%	¥20,500	(48.2)%	¥99.37

4. Others

(1) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): No

(2) Changes in principles, procedures, methods of presentation, etc., related to the consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the consolidated financial statements)

(a) Changes related to revisions in accounting principles: Yes

(b) Changes other than those in (a) above: No

Note: For further details, please refer to the item "Changes in Accounting Methods" on page 20 in the section "(5) Basic Items for the Preparation of the Consolidated Financial Statements, b) Method of Depreciation, 1. Tangible Fixed Assets."

(3) Number of shares issued (common shares)

(a) Number of shares at the end of the period (including treasury stock)

FY2008.3	206,524,626 shares	FY2007.3	206,524,626 shares

(b) Number of treasury stock

FY2008.3	234,581 shares	FY2007.3	406,347 shares

Note: For an explanation of the number of shares used for computing net income per share (consolidated), please refer to "Per Share Information" on page 37.

Additional Information: Non-Consolidated Results

1. Non-consolidated results for FY2008.3 (April 1, 2007 – March 31, 2008)

(1) Non-consolidated operating results (% changes are increases/decreases from the previous period)

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2008.3 (Ended March 31, 2008)	¥315,645	(2.3)%	¥12,344	(1.7)%	¥17,941	(9.7)%	¥62,024	448.4%
FY2007.3 (Ended March 31, 2007)	¥323,043	0.6%	¥12,558	57.3 %	¥19,860	42.4 %	¥11,310	10.4%

	Net income per share	Net income per share after full dilution
	Yen	Yen
FY2008.3 (Ended March 31, 2008)	¥300.66	—
FY2007.3 (Ended March 31, 2007)	¥ 54.82	—

(2) Non-consolidated financial data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2008.3 (As of March 31, 2008)	**¥407,739**	**¥277,894**	**68.2%**	**¥1,347.11**
FY2007.3 (As of March 31, 2007)	¥309,002	¥187,266	60.6%	¥ 907.73

(For reference) Shareholders' equity: FY2008.3 ¥277,894 million FY2007.3 ¥187,266 million

* Explanation of the appropriate use of performance forecasts and other related items

Forecasts of consolidated performance shown on page 2 were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors. For further information, please refer to page 6.

1. Management Performance

(1) Analysis of Management Performance

1. Review of the Fiscal Year (FY2008.3)

In the Japanese economy, moderate recovery continued, sustained by an increase in private capital investment accompanying strong corporate profitability and other factors. In the second half of the fiscal year, uncertainty increased as a result of increases in the price of crude oil and other raw materials, the appreciation of the yen, and other factors. Overseas, the U.S. economy showed increasing signs of a slowdown, but trends in the economies of Europe remained firm, while the economies of Asia outside Japan, including China, expanded.

Amid these conditions, the Yamaha Group actively addressed the following issues to steadily implement its growth strategy under its medium-term business plan "YGP2010 (Yamaha Growth Plan 2010): FY2008.3 through FY2010.3."

In "The Sound Company" business domain (comprising the musical instruments, audio, music entertainment, AV/IT, and semiconductor businesses), to attain further growth, Yamaha worked, first, to create new technologies and develop as well as promote the sales of new high-value-added products through thoroughgoing marketing activities. In parallel with these activities, Yamaha strengthened and expanded its production plants in Indonesia and China while also implementing measures to bolster its sales network in emerging markets. The latter activities included the establishment of subsidiaries in Russia and India. In addition, to strengthen its presence in the global, premium-quality piano market, Yamaha acquired Austrian piano manufacturer Bösendorfer. In the professional audio equipment business, Yamaha expanded its product lineup and strengthened its sales capabilities and promoted the expansion of its business domain through operating alliances and M&A. Moreover, to increase its presence in music entertainment business, Yamaha established Yamaha Music Entertainment Holdings, Inc., and took measures to realign and consolidate its activities in the music entertainment field.

To further enhance Group profitability as the base for growth, Yamaha is implementing manufacturing reforms, including the consolidation of its piano manufacturing bases and moving ahead with improvements in supply chain management (SCM) systems and business processes.

In the "Diversification" business domain (comprising lifestyle-related products, recreation, and the others businesses), Yamaha is endeavoring to strengthen its product lines and enhance services, while improving the efficiency of operations.

To increase the comprehensive strength of the Yamaha Group, Yamaha examined and assessed the effectiveness of internal controls throughout the Group, stepping up compliance education and training, and taking active initiatives to address environmental issues.

Regarding sales, despite the positive impact of the decline in the value of the yen and strong results in the musical instruments and others business, sales declined about ¥15.0 billion as a result of the transfer of certain businesses, and, as a consequence, net sales declined 0.3% year on year, to ¥548.8 billion. Of this total, sales in Japan showed a drop of 5.0%, to ¥276.6 billion, but overseas sales rose 5.0%, to ¥272.1 billion.

Profitwise, as a result of the decline in the value of the yen and expansion in the musical instruments and others businesses, operating income rose 18.6%, to ¥32.8 billion. Recurring profit, however, declined 23.6%, to ¥32.6 billion, owing to the exclusion of Yamaha Motor Co., Ltd. from the scope of consolidation under equity method following the sale of a portion of Yamaha's equity holdings in that company, which resulted in a decline in equity in earnings of unconsolidated subsidiaries and affiliates. Net income, on the other hand, rose 42.0%, to ¥39.6 billion, as the Company posted an extraordinary gain on the sale of Yamaha Motor shares.

Results of operations by business segment were as follows:

Musical Instruments

Sales of pianos were strong in Europe, China, and other parts of Asia, resulting in overall growth in sales of this segment. Sales of electronic musical instruments increased owing to gains in sales of digital pianos in overseas markets, and sales of professional audio equipment rose, principally in overseas markets. Moreover, the performance of wind instruments as well as string and percussion instruments was generally smooth. In addition, sales of music schools remained firm, but because of the shrinkage of the polyphonic ringtone market, sales from the content distribution business declined.

As a result of these various developments, sales of the musical instrument business rose 4.3%, to ¥340.0 billion, and operating income expanded 26.7%, to ¥27.9 billion.

AV/IT Products

In the audio business, sales of front surround speaker products expanded, but, as a result of more-intense competition in the AV receiver field, overall segment sales were level with the previous fiscal year. Sales of online karaoke equipment declined from the prior year.

As a consequence, sales of the AV/IT products segment slipped 2.8%, to ¥70.8 billion, and operating income declined 14.0%, to ¥1.8 billion.

Electronic Equipment and Metal Products
In the electronic equipment business, sales of digital amplifier LSI expanded, but demand for LSI sound chips for mobile phones declined, leading to an overall decline in sales of the electronic equipment business. In the metal products business, Yamaha sold 90% of the shares it held in subsidiary Yamaha Metanix Corporation, a company engaged in the electronic metals business, to Dowa Metaltech Co., Ltd., on November 30, 2007. As a consequence, Yamaha Metanix was excluded from the scope of consolidation beginning with the second half of the fiscal year under review, and sales of this electronic metal products business declined substantially.

As a result, sales of this business segment as a whole declined 17.9%, to ¥45.0 billion, and operating income fell 39.9%, to ¥1.9 billion.

Lifestyle-Related Products
In the system kitchen area, sales, mainly of the moderately priced "Berry" series, were robust, but sales of system bathrooms decreased.

As a consequence, sales were down 2.3%, to ¥45.5 billion, and operating income declined 48.8%, to ¥0.6 billion.

Recreation
A marked decline in sales was reported in the recreation business segment owing to the sale of four of the Company's recreation facilities (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi). The operating assets and 100% of the shares of the respective management companies of these companies were sold to Mitsui Fudosan Resort Co., Ltd., on October 1, 2007, and these companies were excluded from the scope of consolidation beginning with the second half of the fiscal year under review, thus resulting in a marked decrease in sales from this source.

As a result, sales of the recreation business declined 36.2% overall, to ¥11.4 billion, and the operating loss amounted to ¥1.1 billion (compared with an operating loss of ¥1.5 billion for the previous fiscal year).

Others
In the golf products business, total sales expanded significantly, supported by growth in revenues from Japan and exports.

In the metallic molds and components business, sales of magnesium parts and plastic parts increased, and sales of automobile interior wood components also rose.

As a consequence, sales of this segment rose 11.4%, to ¥36.0 billion, and operating income jumped 118.0%, to ¥1.7 billion.

Performance by geographic segment was as follows:

In Japan, sales declined 4.6%, to ¥293.4 billion, and operating income decreased 9.3%, to ¥14.6 billion. In North America, sales were down 3.5%, to ¥89.8 billion, and operating income increased 38.3%, to ¥4.9 billion. In Europe, sales grew 7.2%, to ¥102.2 billion, and operating income expanded 32.0%, to ¥5.8 billion. In Asia, Oceania, and other areas, sales advanced 16.5%, to ¥63.4 billion, and operating income grew 55.9%, to ¥8.0 billion.

2. Forecast for FY2009.3

The forecast for FY2009.3 is as follows:

FY2009.3 will be the second year of the medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)." Yamaha has positioned this second year of YGP2010 as a time to show results of growth policies implemented thus far and strengthen its business base.

In the musical instruments business, despite the impact of the sharp decline in the value of the U.S. dollar, the Yamaha Group will move ahead with measures to realign its production bases and lower manufacturing costs, while also strengthening its sales capabilities in growth markets, such as China, Russia, and elsewhere. As a result of these measures, combined with activities to expand sales of high-value-added products in Japan and overseas, Yamaha anticipates expansion in both sales and operating income.

In the AV/IT business, despite the strengthening of the AV receiver lineup, expanded sales of front sound speakers, and other favorable factors, the Group is forecasting that sales and operating income will show declines because of the effects of the sharp decline in the value of the U.S. dollar and more-intense competition.

In the electronic equipment and metal products business, owing to the transfer of the electronic metal products business, the name of this segment will be changed to the electronic devices segment from FY2009.3. Please note that, as a result of the sale of the electronic metal products business, sales and operating income for the former electronic equipment and metal products segment are forecast to decline, but sales and operating income of the electronic devices business (formerly the electronic equipment business) are forecast to increase.

In the lifestyle-related products business, the Group is looking for an increase in sales and operating income as a result of activities to improve and strengthen the product lineup, efforts to bolster sales capabilities, including the development of new sales channels, and other initiatives.

In the others segment, mainly in metallic molds and components business, the Company is looking for an increase in operating income as a result of activities to lower manufacturing costs.

Please note that following the transfer of the business of four of the Group's recreation facilities, the recreation business will be included in the others segment beginning with FY2009.3.

As a consequence of the above projections, net sales in FY2009.3 are forecast to decline 1.6%, to ¥540.0 billion; operating income is expected to increase 6.6%, to ¥35.0 billion; recurring profit is forecast to decline 1.8%, to ¥32.0 billion; and operating income is expected to show a decline of 48.2%, to ¥20.5 billion.

(2) Analysis of Financial Position

1. FY2008.3 Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of FY2008.3 showed a net increase of ¥57.5 billion over the prior fiscal year-end (versus an increase of ¥10.5 billion in the previous fiscal year), and stood at ¥103.4 billion at the end of the period.

Cash Flows from Operating Activities

Income before income taxes and minority interests was ¥62.5 billion (compared with ¥33.1 billion for the previous fiscal year), but this included ¥29.8 billion in gain on the sale of stocks of affiliates. As a result, net cash provided by operating activities amounted to ¥37.2 billion (compared with net cash provided by operating activities of ¥39.7 billion in the previous fiscal year).

Cash Flows from Investing Activities

Net cash provided by investing activities amounted to ¥42.0 billion (compared with net cash used in investing activities of ¥22.4 billion in the previous fiscal year). This net cash inflow from investing activities was due to proceeds from the sale of stocks of affiliates as well as was partially offset by purchases of fixed assets.

Cash Flows from Financing Activities

Net cash used in financing activities amounted to ¥19.3 billion (compared with net cash used in financing activities of ¥8.2 billion in the previous fiscal year). Financial cash outflows included the repayments of resort membership deposits and cash dividends paid.

•Trends in Cash-Flow Indicators

	FY2008.3	FY2007.3	FY2006.3	FY2005.3	FY2004.3
Shareholders' equity ratio	**62.9%**	62.0%	60.8%	54.4%	51.1%
Shareholders' equity ratio based on current market price	**72.8%**	97.0%	82.5%	63.1%	78.8%
Ratio of interest-bearing debt to cash flow	**58.0%**	65.7%	113.9%	121.1%	86.1%
Interest coverage ratio	**34.5 times**	40.9 times	23.5 times	38.7 times	36.9 times

(Calculation Methods)

Shareholders' equity ratio (%) = total shareholders' equity ÷ total assets

Shareholders' equity ratio based on current market price (%) = total market value of common stock ÷ total assets

Ratio of interest-bearing debt to cash flow (%) = interest-bearing debt ÷ net cash flows provided by operating activities

Interest coverage ratio (times) = net cash flows provided by operating activities ÷ interest payments

Notes: 1. All indicators are calculated based on consolidated financial figures.

2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.

3. Figures for net cash flows provided by operating activities and interest payments are those from the cash flows from operating activities and interest paid from consolidated statements of cash flows.

2. Forecast for FY2009.3

Regarding the forecast for FY2009.3, cash flow from operations is expected to decline. Among the investment cash flows, the Company is planning to make capital investments in excess of depreciation and amortization. The Company plans to make use of cash flows from financing activities to conduct the buyback of its shares.

(3) Basic Policy for Allocation of Profit and Dividends for FY2008.3 and FY2009.3

The Company has adopted a basic policy for allocating profit that is linked to the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance. Specifically, the Company will endeavor to sustain stable dividends and sets a goal of 40% for its consolidated dividend payout ratio.

Following this policy, for FY2008.3, as part of its decision to return a portion of the proceeds from the sale of its holdings of Yamaha Motor shares, the Company is scheduled to pay a special dividend of ¥20 per share plus a regular dividend of ¥30 per share for a total of ¥50 per share for the full fiscal year. (Inclusive of the special dividend, dividend payments of ¥25 per share will be paid for the interim period and an identical amount for the second half of the fiscal year.)

Regarding dividends for FY2009.3, the Company is planning to increase its regular dividend of ¥30 per share to ¥35 per share and pay a special dividend of ¥20 per share, for a total of ¥55 per share for the full fiscal year. (Inclusive of the special dividend, dividend payments of ¥27.5 per share will be paid for the interim period and an identical amount for the second half of the fiscal year.).

Please note that, as indicated in the section "Important Subsequent Events" on page 37, the Company's Board of Directors, at its meeting on April 30, 2008, made decisions on matters related to the conduct of buyback of the Company's shares.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

(4) Types of Business Risk

Among the matters covered in this Flash Report, items that may have a material impact on the decisions of investors include those listed and described below. In addition, information related to future events as related in the text are based on judgments made by the Yamaha Group at the end of the fiscal year under review.

Under its medium-term business plan, "YGP2010 (Yamaha Growth Plan 2010)," the Yamaha Group positions its business activities in "The Sound Company" business domain, which encompass "musical instruments, audio, music entertainment, AV/IT, and semiconductors," underpinned by the sound, music, and network technologies, as its engine for growth and will actively invest management resources in this domain. However, in the event that sales and earnings do not increase as planned as a result of the types of risk described below, such circumstances may have an adverse effect on the Group's financial performance and financial position. In addition, the Group has defined a "Diversification" business domain that encompasses its other business activities and is working to build strong positions in these activities and the respective industries; however, in a similar way, failure to develop businesses according to plan owing to business risks may negatively affect the Group's business and the development of its business activities.

1. Economic Conditions
The Yamaha Group is developing its business activities globally and therefore is subject to the influence of economic conditions in Japan and other countries. Recessions in world markets and accompanying declines in demand may have a negative effect on the Group's business results and the development of its business activities.

2. Price Competition
The Yamaha Group confronts severe competition in each of its business segments. For example, in the musical instruments segment, the Company is a comprehensive manufacturer of musical instruments and sells high-quality, high-performance instruments covering a broad price spectrum. However, the Company confronts competitors in each musical instruments field and, especially in recent years, competition in the lower price segments has become more intense.

Also, in AV/IT segment, as competitors and products manufactured in China gain a stronger presence in the market, depending on reforms in logistics and distribution and trends in new technology, this business may be exposed to further growing price competition, which would have an impact on the Group's current strong position in this area.

3. Development of New Technologies
The Group will focus management resources on "The Sound Company" business domain and will endeavor to create an unassailably strong position as the world's leader in the comprehensive production of musical instruments. The Group has developed the activities of its AV/IT segment, focusing mainly on hi-fi AV products, and the activities of its electronic devices business, concentrating on LSI sound chips built on its core operations in the semiconductor business.

Differentiating the Group's technologies in the field of sound, music, and network is indispensable for the Group's further development and growth. If, in its technological development activities, the Group does not continue to forecast future market needs correctly and meet these needs accurately, the value added of its products in the musical instruments segment will decline, and it may have to deal with price competition. The Group will then face the added problem of being unable to stimulate new demand for its products and may find it difficult to continue its AV/IT and electronic devices businesses.

4. Business Investment Risk
The Group makes investments in its businesses to promote their expansion, but, even if in making investment decisions the Group understands investment return and risk qualitatively and quantitatively and makes careful, considered judgments, under certain circumstances, the Group may be unable to recover a portion or the full amount of its investments or may decide to withdraw from the business. In such cases, there is a possibility that the value of assets invested in such businesses may have to be written down.

5. Business Alliances
The Group forms alliances with other companies, makes investments in other companies, forms joint ventures, and conducts other similar activities, and, in recent years, the partnerships with other companies has grown in importance. In some cases, the anticipated beneficial effects of such partnerships may not materialize because of conflicts of interest with the partners, changes in the business strategies of such partners, and for other reasons.

6. Reliance on Customers for Materials and Parts
The Group's manufacturing and sale of its products—including semiconductors, such lifestyle-related products as system kitchens, automobile interior wood components, and such materials and parts as magnesium parts—are dependent on the performance of its customers for these materials. When the bonds of trust between such customers and Group companies are impaired by delivering, quality, or other issues, this will have a negative impact on future orders. Moreover, there is also a possibility that Group companies may be requested by customers to pay compensation in the event of quality problems or other defects.

7. Expansion of Business Operations into International Markets
The Yamaha Group has established manufacturing and marketing bases in various parts of the world and has developed its operations globally. Of the Group's 87 consolidated subsidiaries, 48 are foreign corporations, and, of this total, 14 companies are manufacturers located overseas, with principal manufacturing bases concentrated in China, Indonesia, and Malaysia and 49.6% of the Group's net sales generated overseas.

As a result, the Group may face certain risks, as listed below, arising from its operations in overseas markets. If such risks should arise, such as the difficulties of having manufacturing facilities concentrated in certain regions, there is a possibility the Group may not be able to continue to provide stable supplies of its products. Such risks include:

(a) Political and economic turmoil, terrorism, and war
(b) The introduction of disadvantageous policies or impositions or changes in regulations
(c) Unexpected changes in laws and regulations
(d) Difficulty in recruiting personnel
(e) Difficulty in procuring raw materials and parts as well as issues related to the level of technology
(f) Distribution problems due to harbor strikes, etc.

8. Increases in Raw Materials Prices, Adequacy of Raw Material Supplies, and Rising Logistics Costs

The Group makes use of raw materials in manufacturing its products, including lumber, metals such as copper, and plastics for parts. Increases in the prices of these materials will bring increases in manufacturing costs. In addition, in the case of certain kinds of material, the Group obtains supplies from certain specified suppliers. Supply conditions for such materials may have an impact on the Group's manufacturing activities.

In addition, if, as a result of the increase in crude oil prices, logistics costs rise, this may be the cause of increases in the ratios of manufacturing costs and cost of sales to net sales.

9. Effects of Trend toward Declining Birthrate

In the Group's core business of musical instruments, the Group is continuing to develop its music school and English-language school businesses, which are primarily attended by children, and one of the channels for sales of musical instruments is through schools. If the ongoing trends, especially in Japan, toward declining birthrate having fewer children continue, these trend may lead to a decline in sales of musical instruments and related sales.

10. Recruitment and Training of Personnel

The average age of the Company's workforce is relatively high, with a significant number of workers in the upper age brackets and a great number of employees approaching the set retirement age.

Therefore, some important issues for the Company will be transferring skills for the manufacturing of musical instruments and other products to the next generation, recruiting and training the next group of employees, and dealing with changes in the Company's employment structure. If the Company is unable to respond sufficiently to changes in its employment structure, this may be an obstacle to the future growth of its business activities.

11. Protection and Use of Intellectual Property

The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products that use the intellectual property in question may be delayed or suspended.

There are also instances where the Group is licensed in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher manufacturing costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property, it may have to suspend manufacturing of the related products.

12. Defects in Products and Services

The Yamaha Group supervises the quality of its products in accordance with its corporate rules for quality assurance. However, there is no guarantee that all products will be free of defects. The Group takes out insurance against product liability claims, but there is no guarantee that this insurance will be sufficient to cover payment of damages. If issues related to product liability arise, then it is likely that insurance rates will increase. In addition, if costs related to the recovery of products, exchange and repair, and making changes in design increase, the reputation of the Group in society will be damaged, which may result in a loss of sales; and the performance and financial position of the Group may deteriorate.

Also, although the Group pays careful attention to safety and sanitation at the retail shops, music schools, recreation establishments, and other facilities that it operates, in the event of the occurrence of an accident, this may require a temporary cessation of operations at the stores, music schools, or facilities as well as cause damage to the Group's reputation; this, in turn, may lead to a decline in sales.

13. Legal Regulations

All the Group's business operations around the world are subject to the laws and regulations of the countries where they are located. Examples of such regulations include laws that cover foreign investment, restrictions on exports and imports that may have an effect on national security, commercial activity, anti-trust issues, consumer protection regulations, tax systems, and environmental protection. In addition, the Group must handle personal information about its customers safely and confidentially. The Yamaha Group takes special care to ensure that its activities are in compliance with legal regulations, but in the event that it unexpectedly fails to comply with certain laws, there is a possibility that the Group's activities may be restricted and costs may increase as a result.

14. Environmental Regulations

There is a trend toward making environmental regulations governing business activities more stringent, and corporations are being requested to fulfill their corporate social responsibilities through the implementation of voluntary environmental programs. The Yamaha Group works to implement policies that exceed the requirements of environmental regulations as regards products, packaging materials, energy conservation, and the processing of industrial waste. However, there is no guarantee that the Group can completely prevent or reduce the occurrence of accidents in which restricted substances are released into the environment at levels exceeding established regulations. Moreover, in cases where soil pollution has occurred on the land formerly occupied by industrial plants, it may be necessary to spend substantial amounts of money for soil remediation when it is sold in the future, or it may be impossible to sell the land. There is also a possibility that the soil on land that has already been sold to third parties may release substances that are restricted, thus resulting in pollution of the air or underground water and requiring expenditures for cleaning and remediation.

15. Information Leakage

The Group has important information regarding management and business matters as well as personal information related to a wide range of individuals. To manage this important information properly, the Group has prepared policies and rules and put into place systems for guarding the security of this information. In the event that this information is mistakenly leaked outside the Group, this may have a major impact on the Group's business activities or result in a decline in the confidence society and the general public place in the Group.

16. Fluctuations in Foreign Currency Exchange Rates

The Yamaha Group conducts manufacturing and sales activities in many parts of the world, and Group company transactions that are denominated in foreign currencies may be affected by fluctuations in currency rates. The Group makes use of forward currency hedge transactions to minimize the impact of foreign exchange rate fluctuations in the short term. However, there may be instances where the Group cannot implement its initial business plans due to exchange rate fluctuations. Especially in the case of the yen and euro exchange rate, a one yen change will have an impact on profitability of about ¥400 million.

17. Effects of Earthquakes and Other Natural Disasters

In the event of earthquakes and other natural disasters, the production plants of the Yamaha Group may be damaged. In particular, the Company's Head Office, domestic plants, and major subsidiaries are concentrated in Shizuoka Prefecture, which is located in the Tokai region of Japan, where a major earthquake has been forecast for some years. In addition, the Group's overseas manufacturing plants are concentrated in China, Indonesia, and Malaysia, where there is concern about the occurrence of unexpected natural disasters.

In the event of such natural disasters, the Yamaha Group may suffer damage to its facilities and may also be obliged to suspend or postpone operation as well as incur major costs for returning these facilities to operating condition.

18. Items Related to Changes in Financial Position

a. Valuation of Investment Securities

The companies of the Yamaha Group hold stock and other securities issued by their corporate customers and other companies that have quoted market values. (Representing acquisition costs of ¥17.2 billion and recorded on the consolidated balance sheets as ¥98.2 billion as of March 31, 2008.) Since other securities with quoted market values are revalued at each balance sheet date based on the mark-to-market valuation method, there is a possibility that the value of such securities may fluctuate from period to period. As a result, this may have an impact on the Company's net assets. In addition, in cases where the market value of these securities falls markedly in comparison to their acquisition cost, there is a possibility that the value of such securities will have to be written down.

b. Unrecognized Losses on Land Valuation

At the end of the fiscal year under review, the market value of the Group's land, revalued in accordance with relevant legal regulations, including the Law concerning Reevaluation of Land, was ¥13.2 billion below the carrying value of such land on the Group's balance sheets. In the event of the sale, or other disposal, of such land, this unrealized loss will be recognized and this may negatively affect the Yamaha Group's business results and/or financial position.

c. Retirement and Severance Liabilities and Related Expenses

The Yamaha Group computes its liabilities and expenses for retirement and severance based on its retirement and severance systems, a discount rate, and an expected rate of return on pension plan assets. In certain cases, the retirement and severance systems may be changed and the estimate of such liabilities may change every accounting period. As a result, there is a possibility that retirement benefit liabilities and related costs may increase.

Especially in the event that expected returns on management of such assets cannot be realized because of declines in stock prices and other factors, unrealized actuarial losses may arise, and there is a possibility that expenses for retirement and severance purposes may increase.

2. The Yamaha Group

The Yamaha Group consists of Yamaha Corporation in Japan, 104 subsidiaries, and 11 affiliates and is involved in a wide range of businesses, including the musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others segments.

Our major products and services and major consolidated subsidiaries, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English-language schools, Content distribution services, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 9 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe GmbH Yamaha Music Central Europe GmbH Yamaha Music UK Ltd. Yamaha Musique France PT. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc. Hangzhou Yamaha Musical Instruments Co., Ltd.
AV/IT	Audio products and IT equipment	Yamaha Electronics Marketing Corporation Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa GmbH Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors	Yamaha Kagoshima Semiconductor Inc.
Lifestyle-related products	System kitchens, System bathrooms, and Washstands	Yamaha Livingtec Corporation
Recreation	Accommodation facilities and Sports facilities	Katsuragi Co., Ltd. and one other company
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

3. Management Policies

(1) Basic Management Policy

The Yamaha Group aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create *kando**. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the constant development and provision of superior-quality products and services. In addition, Yamaha will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities as an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word that signifies an inspired state of mind.

(2) Management Indicators Taken as Objectives

Under the medium-term business plan "YGP2010 (Yamaha Growth Plan 2010), covering the period from FY2008.3 to FY2010.3," the Group has set objectives of net sales of ¥590 billion, operating income of ¥45 billion, and ROE of 10% for the fiscal year ending March 31, 2010, as well as free cash flow (FCF) totaling ¥55 billion over the three years of the plan.

(3) The Group's Medium- to Long-Term Strategy and Issues to Be Addressed

The Yamaha Group is actively addressing the following issues to steadily implement the growth strategy outlined in its medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)."

1. Attain Growth in "The Sound Company" Business Domain
"The Sound Company" business domain encompasses the "musical instruments, audio, musical entertainment, AV/IT, and semiconductors," fields that are based on the Group's sound, music, and network technologies. The Group has positioned this domain as the driver of its growth and is aggressively investing management resources in this domain.

•Musical Instruments
Currently, the Group is working to reduce fixed costs, through the realignment of its manufacturing bases and the reform of its business processes; develop products from the customers' point of view and expand sales of high-value-added products; and, to realize further business expansion in the high-growth BRICs* regions, is strengthening its sales capabilities in China and working to move its business activities onto growth paths in Russia and India, where it established subsidiaries during the fiscal year under review. Regarding Bösendorfer, which Yamaha acquired in January this year, plans call for maximizing the value of the Bösendorfer brand and expanding sales as quickly as possible. In the music entertainment business, with Yamaha Music Entertainment Holdings, Inc., which was established in June 2007, as the focal point, Yamaha is working aggressively to identify and nurture new artists and support creative activities while also endeavoring to strengthen its business base.

* "BRICs" is the general term for high-growth economies and was derived from the first letters of Brazil (B), Russia (R), India (I), and China (C).

•AV/IT Products
The Group is working to strengthen its lineup of AV receivers as well as its front surround speakers and hi-fi systems and products. The Group is also working to establish a position in the conferencing systems business.

•Electronic Devices
In this business area, the Group is implementing policies to secure profitability in LSI sound chips for mobile phone business through improvements in value added and working to expand other businesses outside the field of LSI sound chips, including silicon microphones and digital amplifiers.

2. Establish Strong Positions in the "Diversification" Business Domain
The Group's other businesses have been grouped in the "Diversification" business domain and are being managed to maximize the Group's corporate value by establishing strong positions in the industries where these businesses operate and taking up the challenge of pursuing new growth opportunities.

•Lifestyle-Related Products
The Group is striving to increase sales and operating income by strengthening its product lineup, especially in the system kitchen field; lowering manufacturing costs; and bolstering its sales and marketing capabilities through developing new sales channels and the use of showrooms.

•Others

In the golf products business, the Group will continue to implement its growth strategy and substantially increase the awareness of the "inpres" brand. In the metallic molds and components business, the Group is endeavoring to expand these activities by developing mass-production technologies and establishing a new production base in China. In the factory automation (FA) equipment business, the Group is focusing its product development activities on the development of products for the high-growth IT, automobile, and certain other industries, while working to expand its sales channels for these products. In the automobile interior wood components business, the Group is moving forward with measures to enhance its ability to respond swiftly to manufacturer model changes and further strengthen capabilities for providing stable supplies of these components. In the recreation business, the Group is working to improve profitability at its Tsumagoi and Katsuragi facilities and increase the contribution of these facilities to strengthen the Yamaha brand.

3. Address Companywide Themes to Promote the Group's Growth Strategy

The Group has formed a "Joint Brand Committee" with Yamaha Motor Co., Ltd. with the aim of undertaking various activities to increase the value of the Yamaha brand. To strengthen and utilize human resources effectively, the Group is also taking steps to revitalize its training and human resource development activities to increase responsiveness to changes in the operating environment. To make the best use of its global Web infrastructure, the Group is also placing increased emphasis on using this infrastructure for management and marketing.

4. Enhance Corporate Governance to Bolster Comprehensive Group Strengths

Organized redevelopment of internal control systems on a Groupwide basis is continuing. Moreover, regarding corporate social responsibility (CSR) activities, the Group is engaged in activities to contribute to society, including providing support for concerts, and is undertaking a wide range of environmentally conscious activities to reduce the effects on the natural environment, including the recycling of resources.

(4) Other Important Matters Related to Management

1. Regarding Litigation against Yamaha's Subsidiary

On November 29, 2005, ACE PRO SOUND AND RECORDING, L.L.C. (Headquarters in Florida, United States; lines of business: retail sales of musical instruments, audio equipment, and other products; hereinafter, the plaintiff) brought a suit against sellers of musical instruments and audio equipment (hereinafter, defendants), including Yamaha Corporation of America (hereinafter, YCA), one of Yamaha's principal U.S. subsidiaries, demanding compensation for damages incurred by the defendants because of refusal of transactions with the plaintiff by the defendants. YCA responded to this lawsuit by emphasizing that the requests of the plaintiff for compensation for damages were unfounded.

Efforts were continuing to reach a settlement with parties to this lawsuit, but on September 26, 2007, the plaintiff withdrew all claims against the defendants and the legal proceedings were terminated.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 73,619	¥ 46,702	¥ 26,917
Notes and accounts receivable—trade	68,680	78,669	(9,989)
Marketable securities	31,200	419	30,781
Inventories	76,304	82,214	(5,910)
Deferred income taxes	17,642	17,724	(82)
Other current assets	11,861	7,362	4,499
Allowance for doubtful accounts	(3,554)	(2,060)	(1,494)
Total current assets	275,754	231,033	44,721
Fixed assets:			
Tangible assets:			
Buildings and structures	42,602	46,179	(3,577)
Machinery, equipment and conveyance devices	18,594	23,034	(4,440)
Tools, furniture and fixtures	13,115	15,339	(2,224)
Land	61,134	63,495	(2,361)
Construction in progress	4,129	1,824	2,305
Total tangible assets	139,575	149,872	(10,297)
Intangible assets:			
Goodwill	1,304	1,521	(217)
Other intangible assets	1,166	1,429	(263)
Total intangible assets	2,471	2,951	(480)
Investments and other assets:			
Investment securities	109,943	150,369	(40,426)
Long-term loans	265	524	(259)
Deferred income taxes	2,065	16,790	(14,725)
Guarantee deposits for leased real estate	6,264	5,986	278
Other assets	4,910	2,527	2,383
Allowance for doubtful accounts	(904)	(1,022)	118
Total investments and other assets	122,544	175,174	(52,630)
Total fixed assets	264,592	327,998	(63,406)
Total assets	¥540,347	¥559,031	¥(18,684)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (Decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable—trade	¥ 35,017	¥ 43,165	¥ (8,148)
Short-term loans	14,419	15,118	(699)
Current portion of long-term debt	4,472	4,301	171
Accrued expenses and accrued payables	41,443	54,415	(12,972)
Income taxes payable	14,916	6,012	8,904
Specific advances received	1,840	2,273	(433)
Deferred income taxes	7	22	(15)
Reserve for directors' bonuses	120	100	20
Product warranty reserve	3,755	4,266	(511)
Reserve for loss on goods unsold	98	121	(23)
Reserve for structural reform expenses	—	1,488	(1,488)
Deferred unrealized profit	6	4	2
Other current liabilities	4,077	5,365	(1,288)
Total current liabilities	120,174	136,656	(16,482)
Long-term liabilities:			
Long-term debt	2,145	6,132	(3,987)
Deferred income taxes	13,999	239	13,760
Deferred income taxes on land revaluation	16,811	17,735	(924)
Accrued employees' retirement benefits	25,311	27,140	(1,829)
Long-term deposits received	17,040	17,424	(384)
Other long-term liabilities	1,836	2,303	(467)
Total long-term liabilities	77,144	70,977	6,167
Total liabilities	¥197,318	¥207,633	¥(10,315)
NET ASSETS			
Shareholders' equity:			
Common stock	28,534	28,534	—
Capital surplus	40,054	40,054	—
Retained earnings	229,307	260,555	(31,248)
Treasury stock, at cost	(326)	(339)	13
Total shareholders' equity	297,570	328,804	(31,234)
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	48,945	13,718	35,227
Gain (loss) on deferred hedges	207	(406)	613
Land revaluation difference	14,861	18,116	(3,255)
Translation adjustments	(21,940)	(13,765)	(8,175)
Total valuation and translation adjustments	42,074	17,662	24,412
Minority interests	3,383	4,931	(1,548)
Total net assets	343,028	351,398	(8,370)
Total liabilities and net assets	¥540,347	¥559,031	¥(18,684)

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	¥548,754	100.0	¥550,361	100.0	¥ (1,607)
Cost of sales	343,686	62.6	352,382	64.0	(8,696)
Gross profit	205,067	37.4	197,979	36.0	7,088
Deferred unrealized profit	(1)		1		(2)
Total gross profit	205,066	37.4	197,980	36.0	7,086
Selling, general and administrative expenses	172,220	31.4	170,295	31.0	1,925
Operating income	32,845	6.0	27,685	5.0	5,160
Non-operating income:					
Interest received	1,203		648		555
Dividends received	2,721		435		2,286
Equity in earnings of unconsolidated subsidiaries and affiliates	145		17,764		(17,619)
Other	2,120		2,485		(365)
Total non-operating income	6,192	1.1	21,334	3.9	(15,142)
Non-operating expenses:					
Interest paid	1,068		972		96
Cash discounts	4,105		4,371		(266)
Other	1,278		1,048		230
Total non-operating expenses	6,453	1.2	6,393	1.2	60
Recurring profit	32,584	5.9	42,626	7.7	(10,042)
Extraordinary income:					
Gain on sale of fixed assets	1,656		330		1,326
Reversal of product warranty reserve	288		244		44
Gain on sale of investment securities	763		31		732
Gain on sale of stocks of affiliates	29,756		—		29,756
Reversal of reserve for structural reform expenses	260		—		260
Total extraordinary income	32,725	6.0	606	0.1	32,119
Extraordinary loss:					
Loss on disposal of fixed assets	870		1,394		(524)
Loss on revaluation of investment securities	263		14		249
Loss on sale of stocks in affiliates	699		—		699
Loss on sale of equity investments in subsidiaries	21		—		21
Loss on revaluation of stocks in subsidiaries and affiliates	63		119		(56)
Loss on revaluation of equity investments in subsidiaries and affiliates	66		—		66
Special retirement payment	814		728		86
Impairment losses	—		4,728		(4,728)
Structural reform expenses	—		3,146		(3,146)
Total extraordinary loss	2,799	0.5	10,130	1.8	(7,331)
Income before income taxes and minority interests	62,510	11.4	33,101	6.0	29,409
Current income taxes	17,552	3.2	7,010	1.2	10,542
Deferred income taxes	4,710	0.9	(2,268)	(0.4)	6,978
Minority interests	689	0.1	493	0.1	196
Net income	¥ 39,558	7.2	¥ 27,866	5.1	¥ 11,692

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 (April 1, 2007—March 31, 2008) **(Millions of yen)**

	Shareholders' Equity					Valuation and Translation Adjustments					Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments		
Balance at March 31, 2007	¥28,534	¥40,054	¥160,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥ 4,931	¥351,398
Changes during the period												
Dividends from surplus			(7,736)		(7,736)							(7,736)
Net income for the period			39,558		39,558							39,558
Changes in the scope of consolidation			(656)		(656)							(656)
Change in the scope of consolidation under the equity method			(60,275)	43	(60,232)							(60,232)
Reversal of reserve for land revaluation difference			(2,137)		(2,137)							(2,137)
Purchases of treasury stock				(29)	(29)							(29)
Changes, net, in items other than shareholders' equity						35,227	614	(3,254)	(8,175)	24,411	(1,547)	22,864
Total changes during the period	—	—	(31,247)	13	(31,234)	35,227	614	(3,254)	(8,175)	24,411	(1,547)	(8,369)
Balance at March 31, 2008	¥28,534	¥40,054	¥129,307	¥(326)	¥297,570	¥48,945	¥ 207	¥14,861	¥(21,940)	¥42,074	¥ 3,383	¥343,028

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006—March 31, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments					Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments		
Balance at March 31, 2006	¥28,534	¥40,054	¥136,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥160,555	¥(339)	¥328,804	¥13,718	¥ (406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY 2008.3 (Apr. 1, 2007–Mar. 31, 2008)	FY 2007.3 (Apr. 1, 2006–Mar. 31, 2007)
Cash flows from operating activities:		
Income before income taxes and minority interests	¥ 62,510	¥33,101
Depreciation and amortization	20,289	19,956
Impairment losses	—	4,728
Amortization of goodwill	539	507
(Decrease) increase in allowance for doubtful accounts	(366)	(167)
Loss on sale of stocks of affiliates	699	—
Loss on sale of equity investments in subsidiaries	21	—
Loss on revaluation of stocks in subsidiaries and affiliates	63	119
Loss on revaluation of equity investments in subsidiaries and affiliates	66	—
Loss on revaluation of investment securities	263	14
(Decrease) increase in employees' retirement benefits, net of payments	(1,276)	(858)
Interest and dividend income	(3,925)	(1,084)
Interest paid	1,068	972
(Gain) loss on foreign exchange	393	49
Equity in earnings of unconsolidated subsidiaries and affiliates	(145)	(17,764)
Gain on sale of investment securities	(763)	(31)
Gain on sale of stocks of affiliates	(29,756)	—
Gain on sale of fixed assets	(1,656)	(330)
Loss on disposal of fixed assets	870	1,394
Structural reform expenses	—	3,146
Special retirement payments	814	728
Change in operating assets and liabilities:		
Accounts and notes receivable—trade	3,093	(4,537)
Inventories	(3,844)	(2,262)
Accounts and notes payable—trade	(1,800)	5,272
Other, net	(4,040)	(1,709)
Subtotal	43,118	41,245
Interest and dividends receivable	3,912	3,437
Interest paid	(1,079)	(971)
Income taxes paid	(8,725)	(3,978)
Net cash provided by operating activities	37,225	39,732
Cash flows from investing activities:		
Net increase (decrease) in time deposits	(298)	254
Purchases of fixed assets	(25,364)	(22,863)
Proceeds from sale of fixed assets	6,316	1,094
Purchases of investment securities	(84)	(1,163)
Proceeds from sales and redemption of investment securities	811	77
Payments for acquisition of stock of subsidiaries	(2,268)	—
Proceeds from the sale of stocks of subsidiaries and affiliates	67,778	—
Payments for capital investments in subsidiaries	(3,020)	—
Decline due to exclusion from consolidation accompanying sale of equity investments in subsidiaries	(3)	—
Payments for capital investments	(0)	(0)
Payments for loans receivable	(2,314)	(19)
Collection of loans receivable	445	184
Other, net	2	9
Net cash provided by (used in) investing activities	41,999	(22,427)
Cash flows from financing activities:		
Increase (decrease) in short-term loans	190	(1,961)
Proceeds from long-term debt	2,212	4,235
Repayments of long-term debt	(4,256)	(5,151)
Proceeds from resort membership deposits	13	12
Repayments of resort membership deposits	(9,483)	(969)
Purchases of treasury stock	(29)	(37)
Cash dividends paid	(7,736)	(4,126)
Cash dividends paid to minority shareholders	(224)	(248)
Net cash used in financing activities	(19,314)	(8,246)
Effect of exchange rate changes on cash and cash equivalents	(2,398)	1,464
Net increase (decrease) in cash and cash equivalents	57,512	10,523
Cash and cash equivalents at beginning of period	45,926	35,434
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(108)	(31)
Cash and cash equivalents at end of period	¥103,371	¥45,926

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 87 companies

During FY2008.3, one domestic and two overseas subsidiaries were newly included in the consolidated Group. In addition, six domestic and three overseas subsidiaries were removed from the consolidated Group.

Names of major consolidated subsidiaries:

The names of major consolidated subsidiaries are listed in the section of this report entitled "2. The Yamaha Group" on page 11 and therefore are not shown here.

The name of the major non-consolidated subsidiary that is not included in the consolidated Group and the reasons for its exclusion are as follows:

Yamaha Life Service Co., Ltd.

The effect of the assets, net sales, net income/loss, and retained earnings of non-consolidated subsidiaries on the consolidated financial statements was not material.

2. Application of Equity Method

Non-consolidated subsidiaries accounted for by the equity method: one company

Beginning with the fiscal year under review, two companies, formerly accounted for by the equity method, have been excluded.

Major non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Reasons why the equity method has not been applied:

The effect of net income/loss and retained earnings of non-consolidated subsidiaries and affiliates on the consolidated financial results, considered individually and in total, was not material.

3. Fiscal Year of Consolidated Subsidiaries

Settlement days for consolidated subsidiaries, with the exception of the following eight companies, are all the same as that for the Company.

Yamaha de México, S.A. de C.V.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Yamaha Trading (Shanghai) Co., Ltd.
Xiaoshan Yamaha Musical Instruments Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Electronics (Suzhou) Co., Ltd.
Hangzhou Yamaha Musical Instruments Co., Ltd.
Yamaha Music Technical (Shanghai) Co., Ltd.

The fiscal periods of all of the above-listed eight companies ended December 31, and the determination of these accounts was based on rational procedures in accordance with procedures for regular accounts.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

1. Marketable Securities

Securities to be held until maturity: At amortized cost (straight-line method)

Other Marketable Securities

With market value:	Stated at fair market value as of the balance sheet date (changes in fair value are accounted for under the direct addition to the shareholders' equity method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

2. Derivatives

At fair value

3. Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving-average method.

b) Method of Depreciation

1. Tangible Fixed Assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries that employ the straight-line method.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and equipment:	4-11 years
Tools, furniture and fixtures:	5-6 years (metallic molds are mainly two years)

Changes in Accounting Methods

Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the declining-balance method for calculating depreciation for tangible fixed assets acquired on or after April 1, 2007, using a rate that is 2.5 times the rate that would have been used for the straight-line method.

As a result of this change, operating income, recurring profit, and income before income taxes and minority interests were each ¥52.9 million lower and net income was ¥34.9 million lower than they would have been without this change.

Note that the effect of this change by segment is shown in the relevant segment information.

Supplementary Information

Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the following method for the treatment of tangible fixed assets that were purchased on or before March 31, 2007, and have been fully depreciated to the limits prescribed in previous corporate tax provisions. The remaining value of such assets will be depreciated in equal amounts over a five-year period.

As a result of this change, operating income, recurring profit, and income before income taxes and minority interests were each ¥92.7 million lower and net income was ¥58.8 million lower than they would have been without this change.

Note that the effect of this change by segment is shown in the relevant segment information.

c) Accounting for Reserves and Benefits

1. Allowance for Doubtful Accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

2. Reserve for Directors' Bonuses

To provide for the payment of bonuses to Directors, the projected amount of such bonuses is set aside as a reserve.

3. Product Warranty Reserve

To provide for the expense of repairing products after their sale, the amount of provision for product warranties is determined using ratios of expense to net sales and unit sales based on past experience or using expense estimates for individual product categories.

4. Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (10 years) which are shorter than the average remaining years of service of the employees.

Actual gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (10 years) which are shorter than the average remaining years of service of the employees.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Foreign currency translation adjustments are included in the translation adjustments and minority interests item under net assets.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedging Instruments and Hedged Items

Hedging instruments:	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call options
Hedged items:	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk are clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of subsidiaries are valued using the full fair value method.

6. Amortization of Goodwill

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of five years on a straight-line basis.

7. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits, and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Additional Notes to the Consolidated Financial Statements

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation of Tangible Fixed Assets

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Accumulated depreciation of tangible fixed assets	¥215,202	¥250,745

2. Mortgaged Assets

(Millions of yen)

	FY2008.3 *1 (As of March 31, 2008)	FY2007.3 *2 (As of March 31, 2007)
Of marketable securities	¥ 600	¥ 399
Of tangible fixed assets	207	207
Of investment securities	695	1,059
Total	¥1,503	¥1,666

*1: The above assets were pledged as collateral for short-term loans of ¥20 million and specific advances received of ¥1,840 million.

*2: The above assets were pledged as collateral for short-term loans of ¥20 million and specific advances received of ¥2,273 million.

3. Investments in Non-Consolidated Subsidiaries and Affiliates

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Investment securities	¥2,573	¥110,580
Other assets of investments and other assets (capital investments)	3,245	417

4. Contingent Liabilities

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
	Guarantees, etc., of operating liabilities	Guarantees, etc., of operating liabilities
Contingent liabilities	¥823	¥645

5. Discount on Export Bills Receivable

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Discount on export bills receivable	¥1,040	¥882

6. Treatment of Notes Maturing on the Date of the Closing of Accounts

The date of settlement of notes that mature on the date of the closing of accounts is taken to be the date when the notes clear the exchange. Please note that since the closing date for the fiscal year under review was a note exchange holiday, the following balances contain some notes that will mature on the final date of the next closing of accounts.

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Notes receivable	—	¥1,918
Notes payable	—	631

7. Revaluation of Land

The Company and a consolidated subsidiary have carried out the revaluation of landholdings in accordance with the Law Regarding the Partial Revision to the Land Revaluation Law (Law No. 34, published on March 31, 1998).

(1) Date of Revaluation

A consolidated subsidiary: March 31, 2000

The Company: March 31, 2002

(2) Revaluation Method

As provided for in Article 2-3 of the Enforcement Order for the Land Revaluation Law (Cabinet Order No. 119, issued on May 31, 1998), land values were determined based on the "land prices registered in the land tax list specified in Article No. 341, No. 10, of the Local Tax Law or the supplementary land tax list specified in No. 11 of the same Article No. 341."

(3) Difference between Current Market Value at Year-End and Book Value after Revaluation (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Difference in land revaluation	¥(13,246)	¥(18,954)

Notes to the Consolidated Statements of Operations

1. Principal Items of Selling, General and Administrative Expenses

(Millions of yen)

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Sales commissions	¥ 2,368	¥ 2,685
Transport expenses	17,359	16,318
Advertising expenses and sales promotion expenses	29,033	26,388
Allowance for doubtful accounts	177	842
Product warranty reserve	1,499	2,170
Provision to reserve for directors' bonuses	120	100
Accrued employees' retirement benefits	4,218	4,489
Salaries and benefits	67,487	68,211
Rent	4,638	4,287
Depreciation and amortization	4,470	4,721

2. R&D Expenses

(Millions of yen)

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Included in general and administrative expenses and current manufacturing expenses	¥24,865	¥24,220

3. Gains on Sale of Fixed Assets

During the period, gains were principally related to land sales.

4. Loss on Disposal of Fixed Assets

Principal items disposed of during the fiscal year under review were machinery, equipment, and conveyance devices, and tools and fixtures.

5. Special Retirement Payment

Additional retirement payments were made due to the implementation of a special early retirement system.

Notes to Consolidated Statement of Changes in Shareholders' Equity

For FY2008.3 (April 1, 2007—March 31, 2008)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	—	—	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	406,347	11,697	183,463	234,581

Outline of reasons for the changes:

The breakdown of the increase in treasury stock:

Increase owing to purchase of outstanding shares less than one trading unit: 11,697 shares

The breakdown of the decrease in treasury stock:

Decrease owing to changes in holdings of treasury stock by companies accounted for under the equity method: 183,463 shares

3. Bonds with Rights to Purchase New Shares

None issued.

4. Cash Dividends

(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 26, 2007 (General Meeting of Shareholders)	Common shares	¥2,578	¥12.50	Mar. 31, 2007	June 27, 2007
Oct. 31, 2007 (Board of Directors)	Common shares	¥5,157	¥25.00	Sept. 30, 2007	Dec. 10, 2007

(2) Dividends for which the base date falls in the fiscal year under review, but the effective date of dividends is in the following fiscal year

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 25, 2008 (General Meeting of Shareholders)	Common stock	Retained earnings	¥5,157	¥25.00	Mar. 31, 2008	June 26, 2008

For FY2007.3 (April 1, 2006—March 31, 2007)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	—	—	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	390,902	15,775	330	406,347

Outline of reasons for the changes:

The breakdown of the increase in treasury stock:

Increase owing to purchase of outstanding shares less than one trading unit: 15,775 shares

The breakdown of the decrease in treasury stock:

Decrease owing to changes in holdings of treasury stock by companies accounted for under the equity method: 330 shares

3. Bonds with Rights to Purchase New Shares

None issued.

4. Cash Dividends

(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 27, 2006 (General Meeting of Shareholders)	Common shares	¥2,063	¥10.00	Mar. 31, 2006	June 28, 2006
Oct. 31, 2006 (Board of Directors)	Common shares	¥2,063	¥10.00	Sept. 30, 2006	Dec. 11, 2006

(2) Dividends for which the base date falls in the fiscal year under review, but the effective date of dividends is in the following fiscal year

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 26, 2007 (General Meeting of Shareholders)	Common stock	Retained earnings	¥2,578	¥12.50	Mar. 31, 2007	June 27, 2007

Notes to the Consolidated Statements of Cash Flows

1. Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

(Millions of yen)

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Cash and bank deposits	¥ 73,619	¥46,702
Time deposits with maturity of more than three months	(648)	(776)
Short-term (securities) investments that are due for redemption in three months or less from the date of purchase	30,400	—
Cash and cash equivalents at end of period	¥103,371	¥45,926

2. Breakdown of Principal Assets and Liabilities of a Company Excluded from Consolidation because of the Sale of Its Shares Held by the Company

For FY2008.3 (April 1, 2007—March 31, 2008)

Yamaha Metanix Co., Ltd. (As of September 30, 2008)

(Millions of yen)

Current assets	¥ 7,911
Fixed assets	5,907
Total	¥13,819

(Millions of yen)

Current liabilities	¥6,176
Long-term liabilities	2,250
Total	¥8,426

Segment Information

1. Business Segments

(FY2008.3 ended March 31, 2008) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥340,021	¥70,814	¥45,000	¥45,520	¥11,353	¥ 36,044	¥548,754	¥ —	¥548,754
Intersegment sales or transfers	—	—	1,316	—	—	—	1,316	(1,316)	—
Total sales	340,021	70,814	46,316	45,520	11,353	36,044	550,070	(1,316)	548,754
Operating expenses	312,096	68,974	44,452	44,931	12,456	34,313	517,225	(1,316)	515,908
Operating income (loss)	¥ 27,924	¥ 1,839	¥ 1,863	¥ 588	¥(1,103)	¥ 1,731	¥ 32,845	¥ —	¥ 32,845
Assets	¥311,642	¥43,861	¥33,086	¥21,585	¥ 8,062	¥122,109	¥540,347	¥ —	¥540,347
Depreciation and amortization	¥ 10,156	¥ 1,794	¥ 4,618	¥ 1,063	¥ 926	¥ 1,730	¥ 20,289	¥ —	¥ 20,289
Capital expenditures	¥ 16,472	¥ 2,009	¥ 2,435	¥ 647	¥ 600	¥ 2,228	¥ 24,394	¥ —	¥ 24,394

(FY2007.3 ended March 31, 2007) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥325,989	¥72,823	¥51,809	¥46,573	¥ 17,800	¥ 32,365	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	—	—	1,714	—	—	—	1,714	(1,714)	—
Total sales	325,989	72,823	53,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥ (1,536)	¥ 794	¥ 27,685	¥ —	¥ 27,685
Assets	¥283,605	¥41,807	¥43,759	¥22,814	¥ 13,454	¥148,589	¥559,031	¥ —	¥559,031
Depreciation and amortization	¥ 9,242	¥ 1,610	¥ 4,676	¥ 1,007	¥ 1,452	¥ 1,967	¥ 19,956	¥ —	¥ 19,956
Impairment loss	¥ —	¥ —	¥ —	¥ —	¥ 4,728	¥ —	¥ 4,728	¥ —	¥ 4,728
Capital expenditures	¥ 14,817	¥ 1,539	¥ 4,395	¥ 1,303	¥ 1,464	¥ 1,631	¥ 25,152	¥ —	¥ 25,152

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "2. The Yamaha Group" on page 11.

3. Assets of the Others business include the value of investment securities held in Yamaha Motor Co., Ltd., which was an affiliate accounted for under the equity method through the end of previous fiscal year, as follows:
End of fiscal year under review: ¥ 78,206 million (market value)
End of previous fiscal year: ¥105,083 million (equity method)

4. Changes in Accounting Methods
Beginning with the year under review, accompanying changes in accounting methods as described in "(5) Basic Items for the Preparation of the Consolidated Financial Statements: 4. Accounting Standards b) Method of Depreciation of Tangible Fixed Assets (Changes in Accounting Methods)," operating expenses were higher and operating income for the consolidated accounting period was lower than they would have been under the previous accounting methods. Specifically, by segment, operating expenses for musical instruments were ¥213 million higher, for AV/IT were ¥55 million greater, for electronic equipment and metal products were ¥162 million higher, for lifestyle-related products were ¥35 million greater, for recreation were ¥9 million more, and for others were ¥52 million higher than they would have been otherwise, and operating income was lower by the same amount of the respective increases in operating expenses.

5. Supplementary Information
Beginning with the year under review, accompanying changes in accounting methods as described in "(5) Basic Items for the Preparation of the Consolidated Financial Statements: 4. Accounting Standards b) Method of Depreciation of Tangible Fixed Assets (Supplementary Information)," operating expenses were higher and operating income for the consolidated accounting period was lower than they would have been under the previous accounting methods. Specifically, by segment, operating expenses for musical instruments were ¥457 million higher, for AV/IT were ¥37 million greater, for electronic equipment and metal products were ¥319 million higher, for lifestyle-related products were ¥49 million greater, for recreation were ¥31 million more, and for others were ¥33 million higher than they would have been otherwise, and operating income was lower by the same amount of the respective increases in operating expenses.

2. Geographical Segments

(FY2008.3 ended March 31, 2008)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania, and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,384	¥89,828	¥102,156	¥ 63,384	¥548,754	¥ —	¥548,754
Intersegment sales or transfers	165,336	1,729	1,134	75,318	243,519	(243,519)	—
Total sales	458,721	91,558	103,290	138,702	792,273	(243,519)	548,754
Operating expenses	444,150	86,664	97,484	130,743	759,042	(243,134)	515,908
Operating income	¥ 14,571	¥ 4,893	¥ 5,806	¥ 7,959	¥ 33,230	¥ (385)	¥ 32,845
Assets	¥421,207	¥31,368	¥ 44,801	¥ 62,638	¥560,015	¥ (19,668)	¥540,347

(FY2007.3 ended March 31, 2007)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania, and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥307,486	¥93,131	¥95,326	¥ 54,418	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	—
Total sales	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥ 16,071	¥ 3,538	¥ 4,400	¥ 5,105	¥ 29,115	¥ (1,430)	¥ 27,685
Assets	¥437,839	¥37,618	¥44,039	¥ 64,242	¥583,740	¥ (24,708)	¥559,031

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania, and other areas: People's Republic of China, Republic of Korea, Australia

3. Overseas Sales

(FY2008.3 ended March 31, 2008)

(Millions of yen)

	North America	Europe	Asia, Oceania, and other areas	Total
Overseas sales	¥89,903	¥104,114	¥78,121	¥272,139
Net sales				¥548,754
% of net sales	16.4%	19.0%	14.2%	49.6%

(FY2007.3 ended March 31, 2007)

(Millions of yen)

	North America	Europe	Asia, Oceania, and other areas	Total
Overseas sales	¥93,676	¥97,299	¥68,157	¥259,133
Net sales				¥550,361
% of net sales	17.0%	17.7%	12.4%	47.1%

Note: The classification of countries and regions and the countries and regions that are included in such classification are the same as for information by geographical segment.

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

(1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End (Millions of yen)

	FY2008.3 (As of March 31, 2008)			FY2007.3 (As of March 31, 2007)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥1,558	¥144	¥1,703	¥1,782	¥467	¥2,249
Accumulated depreciation	854	81	935	975	261	1,237
Net balance at end of year	¥ 704	¥ 63	¥ 767	¥ 806	¥205	¥1,012

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future Minimum Lease Payments (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Due within one year	¥371	¥ 481
Due over one year	396	530
Total	¥767	¥1,012

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease Payments and Depreciation (Millions of yen)

	FY2008.3 (Year ended March 31, 2008)	FY2007.3 (Year ended March 31, 2007)
Lease payments	¥498	¥699
Depreciation	498	699

(4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Due within one year	¥ 425	¥ 491
Due over one year	707	1,028
Total	¥1,132	¥1,519

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

(1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Year-End (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,060	¥5,297
Accumulated depreciation	3,673	3,685
Net balance at end of year	¥1,386	¥1,611

(2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Due within one year	¥ 714	¥ 810
Due over one year	1,370	1,560
Total	¥2,084	¥2,371

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

(3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Lease payment receipts	¥874	¥993
Depreciation	552	573

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Due within one year	¥ 608	¥ 668
Due over one year	487	681
Total	¥1,096	¥1,349

Transactions with Related Parties

1. Directors and Major Individual Shareholders, Etc

FY2008.3 (April 1, 2007—March 31, 2008) (Millions of yen)

Relationship	Name	Lines of business or occupation	Ownership of voting rights (owned)	Nature of transactions	Amount	Item	Outstanding at end of period
Director	Shuji Ito	Chairman and Director of Yamaha; President of Yamaha Music Foundation	Owned directly: 0.0%	Transactions with Yamaha Music Foundation: Product sales*1 Music school tuition*1 Piano tuning/adjustment income*1 House rent income*1 Business service income*1 Teachers' expenses*2	 ¥ 46 2 11 222 13 25,681	Notes and account receivable Notes and accounts payable	¥ 5 2,209
Director	Tsuneo Kuroe	Director of Yamaha; President of Yamaha Mutual Assistance Foundation	Owned directly: 0.0%	Contribution to membership fee to Yamaha Welfare Foundation*3	61		
		Director of Yamaha; President of Yamaha Health Insurance Union	Owned directly: 0.0%	House rent income from Yamaha Health Insurance Union*1 Health insurance premiums to Yamaha Health Insurance Union*4	6 2,109	Other current assets Accrued expenses and accrued payables	0 109
		Director of Yamaha, President of Yamaha Corporate Pension Fund	Owned directly: 0.0%	House rent income from Yamaha Corporate Pension Fund*1 Contribution to Yamaha Corporation Pension Fund*5	0 2,080		

FY2007.3 (April 1, 2006—March 31, 2007) (Millions of yen)

Relationship	Name	Lines of business or occupation	Ownership of voting rights (owned)	Nature of transactions	Amount	Item	Outstanding at end of period
Director	Shuji Ito	President and Representative Director of Yamaha; President of Yamaha Music Foundation	Owned directly: 0.0%	Transactions with Yamaha Music Foundation: Product sales*1 Music school tuition*1 Piano tuning/adjustment income*1 House rent income*1 Teachers' expenses*2	 ¥ 31 3 11 226 25,622	Notes and account receivable Notes and accounts payable	¥ 2 2,240
Director	Tsuneo Kuroe	Director of Yamaha; President of Yamaha Mutual Assistance Foundation	Owned directly: 0.0%	Contribution to membership fee to Yamaha Welfare Foundation*3	62		
		Director of Yamaha; President of Yamaha Health Insurance Union	Owned directly: 0.0%	House rent income from Yamaha Health Insurance Union*1 Health insurance premiums to Yamaha Health Insurance Union*4	6 2,129	Other current assets Accrued expenses and accrued payables	0 116
		Director of Yamaha; President of Yamaha Corporate Pension Fund	Owned directly: 0.0%	House rent income from Yamaha Corporate Pension Fund*1 Contribution to Yamaha Corporation Pension Fund*5	1 2,228		

Notes: 1. The above transactions were conducted on behalf of third parties.
2. The transaction conditions and method of decision making related to the transactions are as follows:
*1. Decisions are made in the same way as for regular transactions.
*2. Decisions are made on a mutual, basic relationship and based on roles in the operation of musical education systems.
*3. Contributions are the same as for members based on the mutual assistance contract.
*4. The Company pays standard monthly insurance premiums, based on the Yamaha Health Insurance Union.
*5. The Company pays premiums as determined by the Yamaha Corporate Pension Fund.

Tax-Effect Accounting

1. Principal Deferred Tax Assets and Tax Liabilities

(Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Deferred tax assets:		
Revaluation loss on inventories	¥ 1,868	¥ 2,096
Unrealized gain	4,007	3,896
Allowance for doubtful accounts	1,495	899
Depreciation, excess	9,492	11,722
Impairment loss	8,479	17,908
Revaluation loss on investment securities	3,113	2,056
Unpaid bonuses	3,655	3,732
Product warranty reserve	1,186	1,349
Accrued employees' retirement benefits	9,571	10,130
Net operating loss carried forward	1,540	4,162
Accumulated losses of subsidiaries	—	3,471
Other	8,779	10,255
Subtotal	53,191	71,682
Valuation allowance	(12,858)	(26,121)
Total deferred tax assets	40,332	45,560
Deferred tax liabilities:		
Reserve for advanced depreciation	(1,640)	(1,853)
Reserve for special depreciation	(217)	(321)
Appraisal loss for other marketable securities	(32,031)	(8,136)
Other	(742)	(997)
Total deferred tax liabilities	(34,631)	(11,308)
Net deferred tax assets	¥ 5,701	¥ 34,252

2. Principal Items Accounting for the Difference between the Statutory Tax Rate and the Effective Tax Rate after Application of Tax-Effect Accounting

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Legal effective tax rate	39.5 %	39.5 %
Adjustments:		
Equity in earnings of unconsolidated subsidiaries and affiliates and non-temporary differences not deductible for tax purposes	—	(20.4)%
Non-temporary differences not deductible for tax purposes	(0.5)%	—
Per capita inhabitants' taxes	0.3 %	0.6 %
Deduction for R&D costs	(2.0)%	(1.7)%
Allowances for changes in valuation	(21.2)%	4.0 %
Accumulated losses of subsidiaries	—	(8.0)%
Recognition of equity in earnings of affiliated companies	20.0 %	—
Adjustment due to changes in tax rates of overseas consolidated subsidiaries	(0.5)%	0.3 %
Corporate tax rate after adjustments for tax-effect accounting	35.6 %	14.3 %

Marketable Securities

1. Marketable Securities to Be Held to Maturity at Market Value

(Millions of yen)

	FY2008.3 (As of March 31, 2008)			FY2007.3 (As of March 31, 2007)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 300	¥ 300	¥ 0	¥ 100	¥ 100	¥ 0
Corporate bonds	—	—	—	—	—	—
Others	299	300	0	299	300	0
Subtotal	600	601	1	399	400	0
Securities whose carrying value exceeds their fair value:						
Government bonds	399	398	(1)	500	495	(4)
Corporate bonds	399	398	(1)	419	416	(3)
Others	699	698	(1)	1,099	1,093	(6)
Subtotal	1,499	1,496	(3)	2,019	2,004	(15)
Total	¥2,099	¥2,097	¥(2)	¥2,419	¥2,404	¥(15)

2. Other Marketable Securities at Market Value

(Millions of yen)

	FY2008.3 (As of March 31, 2008)			FY2007.3 (As of March 31, 2007)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥16,491	¥97,568	¥81,076	¥9,175	¥29,790	¥20,614
Others	—	—	—	65	78	12
Subtotal	16,491	97,568	81,076	9,240	29,868	20,627
Securities whose acquisition cost exceeds their carrying value:						
Stocks	689	628	(61)	688	632	(56)
Others	68	57	(10)	—	—	—
Subtotal	757	685	(72)	688	632	(56)
Total	¥17,248	¥98,253	¥81,004	¥9,929	¥30,500	¥20,570

Note: The item "Stocks" under "Securities whose carrying value exceeds their acquisition cost" includes shares of Yamaha Motor Co., Ltd., which was accounted for under the equity method through the end of the previous fiscal year.

3. Other Securities Sold during the Fiscal Year

(Millions of yen)

	FY2008.3 (Year ended March 31, 2008)	FY2007.3 (Year ended March 31, 2007)
Sales value	¥805	¥41
Profit on sales	763	31
Loss on sales	—	—

4. Book Value of Securities without Market Value

(Millions of yen)

	FY2008.3 (Year ended March 31, 2008)	FY2007.3 (Year ended March 31, 2007)
Other securities:		
Unlisted securities	¥ 7,600	¥7,010
Negotiable deposits	30,400	—

5. Scheduled Redemption Value of Other Securities with Maturity Dates and to Be Held to Maturity Securities

(Millions of yen)

	FY2008.3 (As of March 31, 2008)				FY2007.3 (As of March 31, 2007)			
	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
Bonds:								
Government bonds	¥300	¥ 399	¥—	¥—	¥ —	¥ 600	¥—	¥—
Corporate bonds	—	399	—	—	20	399	—	—
Others	499	499	—	—	399	999	—	—
Total	¥800	¥1,299	¥—	¥—	¥419	¥1,999	¥—	¥—

Notes: 1. During the fiscal year under review, the value of stocks of other marketable securities at market value in the "Others" category was reduced ¥263 million due to impairment. The impairment loss in such securities is recognized when market value at the period-end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable based on trends in market value and consideration of the issuer's financial condition.

Derivatives Transactions

1. Items Related to the Status of Derivative Transactions

(1) Description of Financial Derivatives and Objectives in Their Usage

The Company makes use of forward foreign exchange contracts (including package transactions) and currency options (foreign currency put and yen currency call options) to reduce risks related to currency exchange fluctuations that may be incurred by the Yamaha Group in its export and import transactions. Please note that the Company makes use of such derivative transactions and has adopted hedge accounting principles.

(a) Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

(b) Hedging Instruments and Hedged Items

Hedging instruments: Forward foreign exchange contracts, purchased foreign currency-denominated put and yen-dominated call option contracts

Hedged items: Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

(c) Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

(d) Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk are clear; therefore, there is no need to evaluate such effectiveness.

(2) Policy for Derivative Transactions

The Company policy regarding derivatives related to foreign exchange transactions is to limit usage to those derivative transactions that are needed for the Company's business purposes and not to engage in such transactions for speculative or trading purposes.

(3) Risk Inherent in Derivative Transactions

Foreign exchange forward contracts used in foreign exchange transactions have inherent risk due to fluctuations in foreign exchange rates. Foreign currency option transactions are limited to "foreign currency put options and yen call options" and, aside from the cost of such options, there is no risk from fluctuations in foreign exchange rates.

(4) Risk Management System for Derivative Transactions

In conducting derivative transactions based on the policy stated in 2) above, Yamaha Corporation and its subsidiaries hold discussions, establish internal rules and regulations for the management of derivatives, and then conduct and manage such transactions based on the established rules and regulations.

Derivative transactions of the Yamaha Corporation and its subsidiaries are concentrated in the respective accounting and finance departments of these companies. Internal rules and regulations stipulate the roles of the respective accounting and finance departments, reports to be submitted to top management, and communications to be sent to related departments (including position limits, etc.).

Reports are submitted to top management each time a derivative transaction is conducted and on a monthly basis to inform management about the balance of derivative transactions and provide quantitative information on trends in foreign exchange and other related matters.

2. Market Value of Derivatives

Because hedge accounting is appropriately applied to all derivative transactions except those allocated to foreign currency denominated assets and liabilities, the market value of derivatives is not shown.

Accounting for Retirement Allowances

1. Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans, such as welfare pension plans (the Company and one domestic consolidated subsidiary), approved retirement annuity systems (four domestic consolidated subsidiaries), and lump-sum payment plans.

In certain cases, the Company pays employees who are retiring, etc., additional retirement benefits that are not considered to be retirement benefit obligations as calculated under actuarial methods according to retirement benefit accounting principles.

Certain consolidated subsidiaries overseas have either defined benefit plans or defined contribution plans.

2. Retirement Benefit Liabilities (Millions of yen)

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
1. Pension benefit liabilities	¥(150,685)	¥(162,791)
2. Pension plan assets	102,705	122,430
3. Unfunded retirement benefit liabilities (1)+(2)	(47,980)	(40,360)
4. Unrecognized actuarial differences	25,783	12,663
5. Unrecognized liabilities for past service (increase in liabilities)	(2,601)	1,458
6. Net amount on consolidated balance sheets (3)+(4)+(5)	(24,798)	(26,238)
7. Prepaid pension expenses	512	902
8. Reserve for retirement benefits (6)-(7)	¥ (25,311)	¥ (27,140)

3. Retirement Benefits (Millions of yen)

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Service cost	¥ 5,318	¥ 5,535
Interest cost	2,997	3,134
Expected return on plan assets	(4,696)	(4,696)
Amortization of past service cost	(157)	264
Amortization of actuarial gain/loss	3,218	3,088
Additional retirement benefit expenses	1,407	3,551
Total	¥ 8,089	¥10,876

4. Assumptions and Policies Adopted in the Calculation of Retirement Benefit Obligations

	FY2008.3 (As of March 31, 2008)	FY2007.3 (As of March 31, 2007)
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	4.0%	4.0%
Attribution method of retirement benefits to the period	Straight-line method for years of service	Straight-line method for years of service
Amortization of past service costs	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain/loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	Fully recognized as other expense when incurred	Fully recognized as other expense when incurred

Per Share Information

(Yen)

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Net assets per share	¥1,646.44	¥1,680.91
Net income per share	191.76	135.19
Net income per share after adjustment for latent stock	—	135.11

Basis for Calculations of Net Income per Share and Net Income per Share after Adjustment for Latent Stock

	FY2008.3 (Ended March 31, 2008)	FY2007.3 (Ended March 31, 2007)
Net income per share		
Net income	¥39,558 million	¥27,866 million
Value not attributed to common stock	— million	— million
Net income attributed to common stock	39,558 million	27,866 million
Average number of outstanding shares during the period	206,295 thousand shares	206,126 thousand shares
Net income per share after adjustment for latent stock		
Net income adjustment value	¥— million	¥(17) million
Portion of interest on investments accounted for by equity method	— million	(17) million
Increase in number of outstanding shares	— thousand shares	— thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—

Important Subsequent Events

The Company's Board of Directors, at its meeting held on April 30, 2008, decided the necessary matters to conduct an acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165-3 of the said Corporation Law as follows.

(1) Reason for the share acquisition
The acquisition of the shares will be conducted as part of measures to enhance the return to shareholders of the Company's shares accompanying the sale of a portion of the Company's holdings in Yamaha Motor Co., Ltd., which was conducted in May 2007.

(2) Details of the acquisition
(a) Class of shares to be purchased: The Company's common shares
(b) Total number of shares to be acquired: 10 million (upper limit)
This represents 4.8% of total shares issued and outstanding, excluding treasury stock.
(c) Total amount of shares to be acquired: ¥18.0 billion (upper limit)
(d) Period for the share acquisition: May 1, 2008, to September 30, 2008

(3) Other matters
All of the shares acquired will be cancelled.

For Reference: Company holdings of own shares issued and outstanding as of March 31, 2008
Total shares issued and outstanding (excluding treasury stock): 206,290,045 shares
Treasury stock held: 234,581 shares

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 38,754	¥ 12,503	¥26,251
Notes receivable	3,242	6,371	(3,129)
Accounts receivable	26,244	30,994	(4,750)
Marketable securities	30,400	—	30,400
Products and goods	15,320	16,517	(1,197)
Raw materials	2,249	2,253	(4)
Products in progress	6,578	8,018	(1,440)
Advances	166	78	88
Deferred income taxes	11,490	11,965	(475)
Short-term loans	5,928	—	5,928
Other current assets	3,115	5,765	(2,650)
Allowance for doubtful accounts	(2,457)	(2,711)	254
Total current assets	141,034	91,756	49,278
Fixed assets:			
Tangible assets:			
Buildings	18,949	20,626	(1,677)
Structures	2,460	3,354	(894)
Machinery and equipment	5,877	6,987	(1,110)
Vehicles	37	104	(67)
Tools, furniture and fixtures	3,307	4,256	(949)
Land	51,280	50,604	676
Construction in progress	3,119	590	2,529
Total tangible assets	85,033	86,524	(1,491)
Intangible assets:			
Rights on leasehold land	75	99	(24)
Total intangible assets	75	99	(24)
Investments and other assets:			
Investment securities	105,083	37,475	67,608
Shares of affiliated companies	51,668	57,768	(6,100)
Investment in capital	0	0	—
Affiliated company investments	22,504	18,396	4,108
Long-term loans	207	468	(261)
Long-term employee loans	—	0	(0)
Long-term affiliated company loans	36	49	(13)
Bankrupt, rehabilitating securities	258	340	(82)
Long-term accrued expenses	—	7	(7)
Deferred income taxes	—	14,265	(14,265)
Guarantee deposits for leased real estate	2,291	2,370	(79)
Other assets	487	446	41
Allowance for doubtful accounts	(855)	(967)	112
Reserve for loss on investments	(86)	—	(86)
Total investments and other assets	181,596	130,621	50,975
Total fixed assets	266,704	217,246	49,458
Total assets	¥407,739	¥309,002	¥ 98,737

Note. Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	¥ —	¥ 167	¥ (167)
Accounts payable	18,215	21,320	(3,105)
Short-term loans	5,214	3,648	1,566
Accrued payables	4,403	15,090	(10,687)
Accrued expenses	18,041	18,189	(148)
Corporate tax payables	12,484	3,607	8,877
Advances received	170	258	(88)
Deposit received	745	972	(227)
Reserve for directors' bonuses	120	100	20
Product warranty reserve	1,713	1,953	(240)
Reserve for subsidiary support	104	206	(102)
Other current liabilities	—	20	(20)
Total current liabilities	61,212	65,538	(4,326)
Long-term liabilities:			
Deferred income taxes	14,117	—	14,117
Deferred income taxes on land revaluation	15,200	15,200	—
Accrued employees' retirement benefits	21,071	22,154	(1,083)
Long-term deposits received	17,098	17,482	(384)
Other long-term liabilities	1,144	1,360	(216)
Total long-term liabilities	68,631	56,197	12,434
Total liabilities	129,844	121,736	8,108
NET ASSETS			
Shareholders' equity:			
Common stock	28,534	28,534	—
Capital surplus			
Capital reserve	40,054	40,054	—
Total capital surplus	40,054	40,054	—
Earned surplus:			
Retained earnings	4,159	4,159	—
Other retained earnings			—
Reserve for special depreciation	7	9	(2)
Reserve for advanced depreciation	2,582	2,862	(280)
General reserve	79,710	74,710	5,000
Retained earnings carried forward	61,908	14,475	47,433
Total retained earnings	148,367	96,216	52,151
Treasury stock, at cost	(326)	(296)	(30)
Total shareholders' equity	216,630	164,509	52,121
Valuation and translation adjustments			
Net unrealized holding gain on other securities	48,583	12,427	36,156
Gain (loss) on deferred hedges	201	(12)	213
Land revaluation difference	12,479	10,341	2,138
Total valuation and translation adjustments	61,264	22,756	38,508
Total net assets	277,894	187,266	90,628
Total liabilities and net assets	¥407,739	¥309,002	¥ 98,737

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥274,904		¥279,918		¥(5,014)
Other	40,741		43,124		(2,383)
Total net sales	315,645	100.0	323,043	100.0	(7,398)
Cost of sales:					
Merchandise and product cost of sales:					
Inventory of merchandise and products at beginning of period	16,517		15,958		559
Reversal of valuation loss on raw materials and work in progress brought forward	224		262		(38)
Cost of production	200,681		207,769		(7,088)
Merchandise procured	4,791		5,728		(937)
Decline due to company split-off	538		—		538
Valuation loss on raw materials and work in progress	114		224		(110)
Inventory of merchandise and products at end of period	15,320		16,517		(1,197)
Subtotal	206,021		212,900		(6,879)
Other	31,355		31,693		(338)
Total cost of sales	237,376	75.2	244,594	75.7	(7,218)
Gross profit	78,269	24.8	78,449	24.3	(180)
Selling, general and administrative expenses	65,924	20.9	65,890	20.4	34
Operating income	12,344	3.9	12,558	3.9	(214)
Non-operating income:					
Interest received	412		84		328
Dividends received	5,107		6,456		(1,349)
Foreign exchange gain	524		388		136
Compensation for suspension of production	—		820		(820)
Other	230		247		(17)
Total non-operating income	6,275	2.0	7,996	2.4	(1,721)
Non-operating expenses:					
Interest paid	34		15		19
Cash discounts	18		17		1
Other	626		661		(35)
Total non-operating expenses	679	0.2	694	0.2	(15)
Recurring profit	¥ 17,941	5.7	¥ 19,860	6.1	¥(1,919)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations (Continued from the previous page)

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary income:					
Gain on sale of fixed assets	¥ 1,566		¥ 167		¥ 1,399
Reversal of product warranty reserve	147		129		18
Reversal of allowance for doubtful accounts	183		226		(43)
Gain on sale of investment securities	758		0		758
Gain on sale of stocks of subsidiaries and affiliates	61,066		—		61,066
Gain on sale of equity investments in subsidiaries	18		—		18
Reversal of reserve for assistance to subsidiaries	8		—		8
Total extraordinary income	63,749	20.2	524	0.2	63,225
Extraordinary loss:					
Loss on disposal of fixed assets	353		723		(370)
Loss on revaluation of investment securities	263		14		249
Loss on revaluation of stocks in subsidiaries	454		385		69
Loss on revaluation of equity investments in subsidiaries	66		—		66
Reverse of reserve for investment losses	86		—		86
Special retirement payment	595		—		595
Reversal of allowance for doubtful accounts	—		1,906		(1,906)
Reversal of reserve for subsidiary support	—		102		(102)
Impairment losses	—		4,728		(4,728)
Total extraordinary loss	1,820	0.6	7,861	2.4	(6,041)
Income before income taxes and minority interests	79,870	25.3	12,523	3.9	67,347
Current income taxes	13,115	4.1	3,267	1.0	9,848
Deferred income taxes	4,730	1.5	(2,054)	(0.6)	6,784
Net income	¥ 62,024	19.7	¥11,310	3.5	¥50,714

Note: Figures of less than ¥1 million have been omitted.

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 (April 1, 2007—March 31, 2008)

(Millions of yen)

	Shareholders' Equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥74,710	¥14,475	¥ 96,216	¥(296)	¥164,509
Changes during the period											
Dividends from surplus								(7,736)	(7,736)		(7,736)
Net income for the period								62,024	62,024		62,024
Reversal of reserve for land revaluation difference								(2,137)	(2,137)		(2,137)
Reversal of reserve for special depreciation					(1)			1	—		—
Provision to reserve for advanced depreciation						13		(13)	—		—
Reversal of reserve for advanced depreciation						(293)		293	—		—
Provision to general reserve							5,000	(5,000)	—		—
Purchase of treasury stock, at cost										(29)	(29)
Changes, net, in items other than shareholders' equity											
Total changes during the period	—	—	—	—	(1)	(280)	5,000	47,432	52,150	(29)	52,120
Balance at March 31, 2008	¥28,534	¥40,054	¥40,054	¥4,159	¥ 7	¥2,582	¥79,710	¥61,908	¥148,367	¥(326)	¥216,630

(Millions of yen)

	Valuation and Translation Adjustments				
	Valuation difference on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total Net Assets
Balance at March 31, 2007	¥12,427	¥ (12)	¥10,341	¥22,756	¥187,266
Change during the period					
Dividends from surplus					(7,736)
Net income for the period					62,024
Reversal of reserve for land revaluation difference					(2,137)
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to general reserve					—
Purchase of treasury stock, at cost					(29)
Changes, net, in items other than shareholders' equity	36,155	214	2,137	38,507	38,507
Total changes during the period	36,155	214	2,137	38,507	90,628
Balance at March 31, 2008	¥48,583	¥201	¥12,479	¥61,264	¥277,894

Note. Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006—March 31, 2007) (Millions of yen)

	Shareholders' Equity											
		Capital surplus		Retained earnings								
					Other retained earnings							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of asset acquisition	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of asset acquisition							599		(599)	—		—
Reversal of special reserve for replacement of asset acquisition							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Valuation and Translation Adjustments				
	Valuation difference on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total Net Assets
Balance at March 31, 2006	¥14,263	¥—	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of asset acquisition					—
Reversal of special reserve for replacement of asset acquisition					—
Provision to general reserve					—
Bonuses to directors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

Note: Figures of less than ¥1 million have been omitted.

6. Other

(1) Management Appointment and Resignations

See attachment

YAMAHA CORPORATION

CORPORATE GOVERNANCE

Date of last revision: April 30, 2008
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, General Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a company that keeps on creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music," the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to those who work with Yamaha: The Yamaha brand is burnished and the Yamaha value is created by all of the people in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety and the environment. As a good corporate citizen, Yamaha will contribute to the development of culture and economy both for local and global society, through the observance of laws with ethics.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 20%, Less than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
The Master Trust Bank of Japan, Ltd. (trust a/c)	14,693,000	7.11
Yamaha Motor Co., Ltd.	10,216,140	4.95
JP Morgan Chase Bank	9,809,600	4.75

State Street Bank and Trust Company	9,152,147	4.43
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32
Mizuho Bank, Ltd.	8,779,990	4.25
Japan Trustee Service Bank, Ltd. (trust a/c)	8,528,500	4.13
The Shizuoka Bank, Limited	8,349,855	4.04
Sumitomo Life Insurance Company	7,300,000	3.53
Deutsche Securities Inc.	6,722,360	3.25

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.								○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Audit Control Office

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Audit Control Office and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.								○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.
They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 183rd Fiscal Year

Directors:	8 persons	¥411 million	(including Outside Directors: 1 person, ¥4 million)
Corporate Auditors:	4 persons	¥83 million	(including Outside Corporate Auditors: 2 persons, ¥ 9 million)

Notes: 1. Amounts of remunerations include bonuses of ¥100 million in the aggregate: ¥85 million for Directors (including ¥1 million for an Outside Director) and ¥15 million for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥58 million was paid as retirement allowance under this resolution to two (2) Directors and one (1) Corporate Auditor who retired from office upon the conclusion of the 182nd Ordinary General Shareholders' Meeting. An aggregate amount of ¥197 million will also be paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of June 26, 2007 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)
The number of Representative Directors of the Company is one (1) as of June 26, 2007 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 26, 2007 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 26, 2007).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Sixteen (16) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 26, 2007 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business

Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)

The Company has established an Internal Audit Control Office (staffed by eight (8) personnel as of April 30, 2008) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Audit Control Office provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its Accounting Auditor. Mr. Kazuhiro Fujita and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Fujita and Mr. Takiguchi in the auditing of the Company are both within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another eleven (11) certified public accountants, five (5) assistant certified public accountants, and nine (9) assistants help Mr. Fujita and Mr. Takiguchi conduct the auditing work.

Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts and institutional investors when releasing its quarterly results. It also organizes facilities tours and business presentations once a year.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the "Codes of Conduct for Compliance."
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Audit Control Office formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system.
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Audit Control Office conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Audit Control Office to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries
   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (or a Board of Auditors).
   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to

the Corporate Auditors

The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors
   * The Corporate Auditors attend the Management Meeting, the Executive Officers' Meeting, and other important meetings, and express their opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Audit Control Office on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Audit Control Office, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

Basic concept and framework for excluding anti-social forces

We are committed, through our corporate philosophy, to "uphold high morality and comply with laws to contribute to the development of the society, cultures, and economies of local and global communities as a good corporate citizen." In keeping with this commitment, we have been striving to provide complete education programs on compliance. The "Codes of Conduct for Compliance" prescribed by the Company declare that the exclusion of anti-social forces is one of the key factors required for compliance management. In accordance with the Codes, we stand firm in our refusal to comply with unjustifiable requests from anti-social forces and in our commitment to never cover up scandals or other circumstances that may draw unjustifiable requests.

If we receive any unjustifiable requests from anti-social forces, we will endeavor to settle the matter by treating it as an issue for the entire corporate organization rather than leaving it solely to the discretion of the person or department in charge.

More specifically,

* The General Administration Division assists in the handling and settlement of any issue involving an unjustifiable request, under the instructions of the Group Manager of the Finance and Administration Group.
* We maintain close contact with the police and the liaison council of corporate defense, etc. in each district, to collect and exchange information concerning anti-social forces. Further, we ask for the opinions and assistance of lawyers, whenever necessary, in order to secure reasonable negotiation proceedings, methods for settlement, etc.
* We take a tough stance against unjustifiable requests and never hesitate to resort to legal procedure, either civil or criminal.

["Pattern Diagram" for reference: See attached paper at the end.]

Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company
The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,

(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60 days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Advice
Companywide Governance Committees
Reports
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Dismissal
Accounting Auditors
Jugements regarding appropriateness of auditing
Selection
Selection/dismissal/supervision
Reports
Management Meeting
Advice
Representative Directors
1 person
Reports
Corporate Auditors Office
Instruction
Companywide Special Promotion Committees
Promotional Headquarters,
Screening Committee
Reports
Internal Audit Control Office
Executive Officers
16 persons
Auditing
Individual Business Divisions, Staff Divisions and Group Companies

Schedule 1

Information Published, Filed or Distributed during April, 2008

1. Notice Regarding a Certain of Media Coverage of Yamaha (Repurchase of Own Shares) (Exhibit 1)

2. Flash Report on consolidated basis (Results for the fiscal year ended March 31, 2008) (Exhibit 2)

3. FY2008.3 Performance Outline (Exhibit 3)

4. Outline of Consolidated Performance for FY2008.3 and Outlook for FY2009.3 (Exhibit 4)

5. Notification of Changes in Management (Exhibit 5)

6. Announcement of Decision to Conduct an Acquisition of Own Shares (Exhibit 6)

7. Corporate Governance Report revised on April 30, 2008 (Exhibit 7)

RECEIVED
2008 MAY 19 A 7:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2008

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice Regarding a Certain of Media Coverage of Yamaha (Repurchase of Own Shares)

Yesterday, April 13, 2008, some news media carried a report relating to Yamaha's repurchase of its own shares. While a previous Yamaha news release ("Notice Concerning the Planned Sale of a Portion of Yamaha's Shares Held in Yamaha Motor," May 21, 2007) mentioned "the repurchase of own shares" as an option under consideration as one part of the Company's strategies for increasing returns to shareholders, there has not subsequently been any decision or announcement regarding specific moves by Yamaha to repurchase its own shares.

If, going forward, a specific decision is made regarding Yamaha's repurchase of its own shares, we will expeditiously announce that decision.

For Further Information, Please Contact:

Yamaha Corporation
Public Relations Division, Public Relations Group
(Telephone: +81-3-5488-6601)

Exhibit 3

FY2008.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results (Previous Year) FY2007.3	Projections (Feb. 6, 2008) FY2008.3	Results FY2008.3	Projections (Full Year) FY2009.3	Projections (Interim Period) FY2009.3
Net Sales	550.4	554.0	548.8	540.0	260.3
Japan Sales	291.3 (52.9%)	277.2 (50.0%)	276.7 (50.4%)	269.9 (50.0%)	132.3 (50.8%)
Overseas Sales	259.1 (47.1%)	276.8 (50.0%)	272.1 (49.6%)	270.1 (50.0%)	128.0 (49.2%)
Operating Income	27.7 (5.0%)	33.5 (6.0%)	32.8 (6.0%)	35.0 (6.5%)	19.4 (7.5%)
Recurring Profit	42.6 (7.7%)	33.0 (6.0%)	32.6 (5.9%)	32.0 (5.9%)	18.3 (7.0%)
Net Income	27.9 (5.1%)	39.0 (7.0%)	39.6 (7.2%)	20.5 (3.8%)	12.0 (4.6%)
Currency Exchange Rate (=yen)	117/US$ 144/EUR	117/US$ 158/EUR	116/US$ 159/EUR	100/US$ 155/EUR	100/US$ 155/EUR
ROE	8.4%	10.9%	11.5%	6.1%	7.2% (*1)
ROA	5.2%	6.8%	7.2%	3.8%	4.5% (*2)
Earnings per Share	135.2yens	189.0yens	191.8yens	99.4yens	58.2yens
Capital Expenditure	25.2	23.5	24.4	32.0	17.0
(Depreciation)	(20.0)	(20.2)	(20.3)	(21.0)	(9.9)
R&D Expenditure	24.2	24.5	24.9	25.5	12.7
Free Cash Flow					
Operating Activities	39.7	34.6	37.2	31.0	-6.2
Investing Activities	-22.4	43.4	42.0	-25.4	-12.1
Total	17.3	78.0	79.2	5.6	-18.3
Inventories at End of Period	82.2	78.2	76.3	75.7	86.7
Number of Employees					
Japan	11,644	10,834	10,699	10,949	11,105
Overseas	14,348	15,777	15,843	16,542	17,539
Total (*3)	25,992	26,611	26,542	27,491	28,644
(Newly Consolidated)		(-1,082)	(-1,082)	(33)	(35)
Sales by Business Segment					
Musical Instruments	326.0 (59.2%)	343.0 (61.9%)	340.0 (62.0%)	342.5 (63.4%)	168.3 (64.7%)
AV/IT	72.8 (13.2%)	72.0 (13.0%)	70.8 (12.9%)	70.0 (13.0%)	31.1 (12.0%)
Electronic Equipment and Metal Products	54.8 (10.0%)	45.5 (8.2%)	45.0 (8.2%)	-	-
Electronic Devices (*4)	-	-	-	37.0 (6.8%)	16.7 (6.4%)
Lifestyle-Related Products	46.6 (8.5%)	46.0 (8.3%)	45.5 (8.3%)	48.0 (8.9%)	23.8 (9.1%)
Recreation	17.8 (3.2%)	11.5 (2.1%)	11.4 (2.1%)	-	-
Others (*5)	32.4 (5.9%)	36.0 (6.5%)	36.1 (6.5%)	42.5 (7.9%)	20.4 (7.8%)
Operating Income by Business Segment					
Musical Instruments	22.0	29.5	27.9	28.5	17.0
AV/IT	2.1	1.0	1.8	1.5	0.2
Electronic Equipment and Metal Products	3.1	1.5	1.9	-	-
Electronic Devices (*4)	-	-	-	1.5	0.5
Lifestyle-Related Products	1.2	0.5	0.6	1.5	0.5
Recreation	-1.5	-1.0	-1.1	-	-
Others (*5)	0.8	2.0	1.7	2.0	1.2

Non-Consolidated Basis

	Results (Previous Year) FY2007.3	Results FY2008.3
Net Sales	323.0	315.6
Operating Income	12.6 (3.9%)	12.3 (3.9%)
Recurring Profit	19.9 (6.2%)	17.9 (5.7%)
Net Income	11.3 (3.5%)	62.0 (19.6%)

* 1, 2 The ROE and ROA projections of the interim period for FY2009.3 are calculated on an annually adjusted basis.
* 3 Number of Employees = Number of full-time staff at end of period + Number of temporary staff at end of period
* 4 As a result of the sale of Electronic Metal Products business, Electronic Equipment and Metal Products segment will be classified as Electronic Devices segment starting from FY2009.3.
* 5 Following the sale of the portion of the resort facilities, figures of Others segment from FY2009.3 include that of Recreation segment.

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 4

RECEIVED

2008 MAY 19 A 7:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 30, 2008

For Immediate Release

Yamaha Corporation

Outline of Consolidated Performance for FY2008.3 and Outlook for FY2009.3 (Supplementary Information)

Summary of Performance in FY2008.3: Year-on-Year, Slight Decline in Net Sales, Increases in Operating and Net Income, Decline in Recurring Profit

Consolidated net sales of Yamaha Corporation (Yamaha) in FY2008.3 (April 1, 2007, to March 31, 2008) decreased 0.3%, to ¥548.8 billion. The principal causes of the decrease included the reduction in the number of companies within the scope of consolidation as a result of the sale of certain subsidiaries, which led to substantially lower sales in the electronic equipment and metal products segment and the recreation segment. In addition, lower sales were reported in the AV/IT products segment and the lifestyle-related products segment. However, sales in Yamaha's core musical instruments segment and others segment including golf products, automobile components, and other areas were robust.

Consolidated operating income expanded 18.6%, to ¥32.8 billion. Despite declines in operating income in the AV/IT products, electronic equipment and metal products, and lifestyle-related products segments, increases were posted in operating income in the musical instruments and others segments, and the recreation business reported relative improvement in its performance with a smaller operating loss. Recurring profit declined 23.6%, to ¥32.6 billion. This was a result of the exclusion of affiliate Yamaha Motor Co., Ltd., from the scope of consolidation under the equity method and a resulting decline in equity in earnings, following the sale of a portion of Yamaha's shares in that company, and a resulting decline in equity in earnings.

Consolidated net income increased 42.0%, to ¥39.6 billion. This was due to the reporting of extraordinary gains from the sale of stock of the previously mentioned affiliated company.

Please note that, compared with the outlook for FY2008.3, announced on February 6 at the time of the release of results for the third quarter, net sales were ¥5.2 billion below target, in part because of movements in foreign currency exchange rates. Profitwise, operating income was ¥0.7 billion lower than the forecast level, and recurring profit was ¥0.4 billion short of the target. However, net income exceeded the forecast level by ¥0.6 billion.

Sales and Operating Income by Product Segment
(Figures in parentheses are changes year on year.)

Musical Instruments

Sales of ¥340.0 billion (+4.3%) and Operating Income of ¥27.9 billion (+26.7%)

Although sales in Japan and North America declined, major increases were recorded in European markets and emerging economies, including China. By product, sales of pianos were firm in Europe, China, and other Asian markets. Among electronic musical instruments, sales of digital pianos and other products expanded in overseas markets, while sales of professional audio equipment also increased, principally in overseas markets. In addition, the performance of wind instruments as well as string and percussion instruments was generally smooth, and revenues from music schools and English-language schools held strong. Sales of the content distribution business declined because of the shrinkage of the polyphonic ringtone melody distribution market. Profitwise, operating income rose because of an improvement in margins on sales, including the positive impact of trends in foreign currency exchange rates.

AV/IT Products

Sales of ¥70.8 billion (–2.8%) and Operating Income of ¥1.8 billion (–14.0%)

In the audio business, sales of front surround speaker products, including digital sound projectors, expanded, but sales of AV receivers remained level with the previous fiscal year because of more-intense competition. In addition, sales of commercial online karaoke equipment declined. Sales of the segment as a whole showed a slight decline, and operating income declined, despite the favorable effect of trends in foreign currency exchange rates.

Electronic Equipment and Metal Products

Sales of ¥45.0 billion (–17.9%) and Operating Income of ¥1.9 billion (–39.9%)

In the semiconductor business, sales of digital amplifier LSIs expanded, but overall sales declined because of lower demand for LSI sound chips for mobile phones. Accompanying the sale of 90% of the shares Yamaha held in Yamaha Metanix Corporation, which was a consolidated subsidiary engaged in the electronics metals business, to Dowa Metaltech Co., Ltd., effective November 30, 2007, Yamaha Metanix was excluded from the scope of consolidation beginning with the second half of the fiscal year under review. This resulted in a substantial decline in sales of the metal products business and a decline in sales of this segment as a whole. Operating income decreased because of deterioration in profit margins in the semiconductor business.

Lifestyle-Related Products

Sales of ¥45.5 billion (–2.3%) and Operating Income of ¥0.6 billion (–48.8%)

Sales of system kitchens held strong, but unit prices of system baths declined because of more-intense competition, thus leading to a slight overall decrease in sales of this segment. Operating income dropped because of the decline in margins accompanying the rise in prices of raw materials and the trend toward lower-priced units.

Recreation

Sales of ¥11.4 billion (−36.2%) and an Operating Loss of ¥1.1 billion (Compared with an Operating Loss of ¥1.5 billion for the Same Period of the Previous Fiscal Year)

Effective October 1, 2007, Yamaha sold the operating assets of four of its recreation facilities (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi) and all the shares of the companies managing these facilities to Mitsui Fudosan Resort Co., Ltd., and, beginning with the second half of the fiscal year under review, these companies were excluded from the scope of consolidation. As a result, segment sales declined, but, due to the decrease in unprofitable facilities, the operating loss has diminished.

Others

Sales of ¥36.0 billion (+11.4%) and Operating Income of ¥1.7 billion (+118.0%)

In the golf products business, strong increases were reported in both domestic sales and exports, leading to an overall increase in sales. In the metallic mold and components business, sales of magnesium parts and plastic parts as well as automobile interior wood components increased, contributing to an overall rise in segment sales for the fiscal year. Along with the increase in sales, operating income rose sharply.

Results of Yamaha Corporation on a Non-Consolidated Basis

Declines in Sales and Operating Income, but an Increase in Net Income

Sales of Yamaha on a non-consolidated basis declined 2.3%, to ¥315.6 billion, in part because of the shifting of certain businesses to subsidiaries. Profitwise, operating income slipped 1.7%, to ¥12.3 billion, recurring profit was down 9.7%, to ¥17.9 billion, but net income expanded 448.4%, to

¥62.0 billion, as a result of extraordinary income from the sale of a portion of the shares held in Yamaha Motor.

Consolidated Forecast for FY2009.3

Sales are Forecast to Decline, but Operating Income Will Rise

FY2009.3 will be the second year under Yamaha's medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)," and initiatives are under way to show improvement in results and to strengthen Yamaha's business base.

By business segment, in the musical instruments segment, sales and income are expected to rise, despite the impact of the sharp decline in the value of the U.S. dollar, as a result of a number of positive factors. These include the realignment of manufacturing bases, and implementation of measures to lower manufacturing costs, the strengthening of sales capabilities in China, Russia, and other growth markets, and the expansion of sales of high-value-added products in Japan and overseas.

In the AV/IT products business, declines are forecast in sales and income, despite the upgrading of the AV receiver product lineup and expansion in sales of front surround speakers, as a result of the weakening of the U.S. dollar and more intense competition. In the electronics devices segment (As a result of the sale of Yamaha's electronics metal products business, the name of the former electronic equipment and metal products segment has been changed to the electronic devices segment), declines are forecast in sales and income as a result of the effects of the sale of the electronic metal products business, despite the rise of sales and income in the semiconductor business.

In the lifestyle-related products business, Yamaha is forecasting increases in sales and income as a result of the upgrading of its product lineup in this area and the development of additional business through new sales channels, principally in the field of home remodeling. In the others segment, Yamaha is forecasting increases in income from metallic molds and components as a result of reductions in manufacturing costs and other factors. Please note that following the sale of four of Yamaha's recreation facilities, the remainder of the recreation business has been included in the others segment.

As a consequence of the factors mentioned, Yamaha is forecasting consolidated net sales of ¥540.0 billion, operating income of ¥35.0 billion, recurring profit of ¥32.0 billion, and net income of ¥20.5 billion.

Dividends for FY2008.3 and FY2009.3

Regarding dividends for FY2008.3, as part of Yamaha's decision to enhance the return to shareholders accompanying the sale of a portion of its holdings of Yamaha Motor shares, Yamaha is scheduled to pay a special dividend of ¥20 per share for the full fiscal year in addition to the regular dividend of ¥30 per share, thus bringing the total dividend applicable to FY2008.3 to ¥50 per share (comprising an interim dividend of ¥25 per share and a dividend of ¥25 per share for the second half, with both figures including the special dividend of ¥10 per share).

For FY2009.3, Yamaha plans to pay a special dividend of ¥20 per share for the full fiscal year in addition to a regular dividend that will be ¥5 higher than in FY2008.3, thus bringing the total dividend applicable to FY2009.3 to ¥55 per share (comprising an interim dividend of ¥27.5 and a dividend of ¥27.5 per share for the second half, with both figures including the special dividend of ¥10 per share).

Acquisition of Own Shares

At the meeting today of the Board of Directors of Yamaha Corporation, it was decided that, as part of the policy to enhance the return to shareholders accompanying the sale of a portion of its holdings of Yamaha Motor shares, Yamaha will conduct an acquisition of its own shares. All of the shares acquired will be cancelled. The details of the share acquisition are as follows.

- Class of shares to be purchased: Yamaha's common shares
- Total number of shares to be acquired: 10 million (upper limit)
- Total amount of shares to be acquired: ¥18.0 billion (upper limit)
- Period for the share acquisition: May 1, 2008, to September 30, 2008

Note: Sales and profit figures in the text have, in principle, been rounded up to the nearest 0.1 billion yen. Figures in parentheses are, in principle, percentage changes from the same period of the previous year.

For further information, please contact:
Yamaha Corporation
Public Relations Division, Public Relations Group
Telephone: 81-3-5488-6601

Appendix to Flash Report for Fiscal Year Ended March 31, 2008

Company Name:	YAMAHA CORPORATION
Representative Director:	Mitsuru Umemura, President
Address:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
Code Number:	7951
Contact:	Public Relations Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

Notification of Changes in Management

The Board of Directors of Yamaha Corporation, at its meeting held on April 30, 2008, decided on the following changes in management. These changes will be finalized at the Directors' meeting to be held after the 184rd ordinary shareholders' meeting on June 25, 2008:

1. Change of Directors

(1) Candidates for Appointment as Director

Director — Takashi Kajikawa
(Currently President & Representative Director of Yamaha Motor Co., Ltd.)
Tsutomu Sasaki
(Currently Executive officer, General Manger of General Administration Division)

(2) Outgoing Director

Director — Toru Hasegawa

*These changes will go into effect on June 25, 2008

2. Change of Auditors

(1) Candidate for Appointment as Auditor

Auditor (Full-Time) — Hisashi Yabe (Currently General Manager of Resort Management Division.)

(2) Outgoing Auditor

Auditor (Full-Time) — Michio Horikoshi (Scheduled to become Corporate Advisor)

*These changes will go into effect on June 25, 2008

3. Change of Executive Officers

(1) Candidates for Appointment as Executive Officer

Executive Officer — Keiji Taniguchi (Currently President & Representative Director of

	Yamaha Music Entertainment Holdings, Inc.)
Executive Officer	Masao Kondo (Currently General Manager of AV Products Division)

(2) Outgoing Executive Officers

Executive Officer	Yasuhiro Kira
Executive Officer	Tsutomu Sasaki

*These changes will go into effect on June 25, 2008

4. Director Who Will also Hold the Position of Executive Officer

Executive Officer	Tsutomu Sasaki (Scheduled to become Director and concurrently Executive Officer)

*These changes will go into effect on June 25, 2008.

RECEIVED
2008 MAY 19 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 6

For immediate release

April 30, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)
For Inquiries: Wataru Miki, Executive Officer and General Manager, Public Relations Division
(Telephone: +81-3-5488-6601)

Announcement of Decision to Conduct an Acquisition of Own Shares

(Under the provisions of Yamaha's Articles of Incorporation
pursuant to Article 165-2 of the Corporation Law of Japan)

Yamaha Corporation (Yamaha, the Company) announces that its Board of Directors, at its meeting held on April 30, 2008, decided the necessary matters to conduct an acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165-3 of the said Corporation Law. The details of the share acquisition are as follows.

1. Reason for the share acquisition

The acquisition of the shares will be conducted as part of measures to enhance the return to shareholders of Yamaha shares accompanying the sale of a portion of Yamaha's holdings in Yamaha Motor Co., Ltd., which was conducted in May 2007.

2. Details of the acquisition
   (1) Class of shares to be purchased: Yamaha's common shares
   (2) Total number of shares to be acquired: 10 million (upper limit)
   This represents 4.8% of total shares issued and outstanding (excluding treasury stock).
   (3) Total amount of shares to be acquired: ¥18.0 billion (upper limit)

(4) Period for the share acquisition: May 1, 2008, to September 30, 2008

3. Other matters

All of the shares acquired will be cancelled.

For Reference: Company holdings of own shares issued and outstanding as of March 31, 2008:

Total shares issued and outstanding (excluding treasury stock): 206,290,045 shares

Treasury stock held: 234,581 shares

END